Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

FUTURE OF BROADBAND COMPETITION IN A 5G WORLD W I L L I A M L E H R P U B L I S H E D A U G U S T 2 0 1 8

TABLE OF CONTENTS 1. Executive Summary 3 2. Introduction 5 3. Broadband’s 5G Future 7 4. Economic Implications of 5G for MNOs    11 4.1 5G’s Demands on Network Design    12 4.2 Network Changes Alter the Fundamental Economics of the Wireless Industry 18 5. 5G Increases Competition in the Broadband Ecosystem    25 5.1 Intensified Intermodal Competition Between Fixed and Mobile Operators 26 5.2 Stronger Competition Among MVNOs    29 5.3 Increased Competition From Specialized or Local Facilities-Based Entrants 31 6. Conclusion 33 About the Author 35

1. Executive Summary This paper1 explains how Mobile Network Operators (“MNOs”) are transforming their networks to meet the 5G challenge and the implications this transformation has for the structure of the cellular industry and broadband competition more generally. It explores the requirements to support the wireless elements of 5G, which represents an order-of-magnitude improvement over 4G LTE. Meeting those performance targets will drive a number of important complementary changes in the design and operation of mobile networks that will have important economic implications. Among the many changes both large and small, the transition to 5G is driving MNOs to embrace: (a) agile management of diverse spectrum assets; (b) small cells; and (c) softwarization and virtualization. Based on the scale requirements necessary to build 5G networks, I conclude the transactions that have occurred among facilities-based Commercial Mobile Radio Service (“CMRS”) operators over the past decade are not only salutary but also likely to continue for the economic health of broadband and 5G—and the resulting consumer benefits—at least in the near term. I explain how the 5G Future will be a converged market in which promoting the survival of fewer but stronger MNOs will promote the healthy evolution toward 5G, which will contribute to promoting innovation and sustaining energized competition across the broadband ecosystem. Industry restructuring may happen in multiple ways, but the best way forward in terms of promoting prospects for robust competition is for there to be at least three national-scale facilities-based providers of comparable size. These conclusions offer lessons for how regulators should assess the proposed merger between T-Mobile and Sprint to form a stronger MNO (“New T-Mobile”).2 The merger should be regarded as pro-competitive for the larger broadband ecosystem because it will contribute to accelerating the race to 5G and its accompanying economic transitions that will materialize sooner and improve consumer welfare. Accelerating the race to 5G, in turn, will help intensify competition within the larger ecosystem from four important directions.

Economies of scale for nationwide wireless operators are increasing with advances in network technology and architecture, which makes sustaining the pace of investment required to remain competitive with Verizon and AT&T more challenging for smaller operators. The transition to smaller cells and more dynamic/flexible and heterogeneous local networking requirements, coupled with advances in networking equipment and software solutions, will open opportunities for new types of local facilities-based wireless infrastructure providers. These opportunities will include venue networks and neutral host deployments. The move toward 5G will further drive the convergence of fixed and mobile broadband, which will increase the potential for intermodal competition between fixed and mobile providers and among wireless networking technologies (e.g., Wi-Fi and 4G-LTE-derived networks). The long-awaited convergence of fixed and mobile networking and the enhanced capabilities and localization of advanced wireless networking are creating new avenues for competition that increase the competitive pressure on the existing MNOs. The increased capabilities to virtualize every type of information communication technology (“ICT”) resource (including network resources) and grow demand for customized networking services will lead to more vigorous Mobile Virtual Network Operator (“MVNO”) competition. Taken together, these factors—increasing scale economies and the efficiency of hybrid fixed-mobile deployments—add more pressure on MNOs to realize more efficiencies in network architecture and technology. Unless smaller MNOs—such as T-Mobile and Sprint—can achieve greater economies of scale to realize these efficiencies, the top-two MNOs might increase their entrenched positions, if either or both achieve 5G capabilities that smaller providers cannot match by virtue of their smaller scale or more limited access to high-cost fixed assets or both.

2. Introduction The vision of “Pervasive Computing” is one of everywhere/always available ICTs to support the transformation to the Smart-X digital economy. Smart-X refers to a vision of the future in which all sectors of the economy and our social lives are better able to make use of embedded ICTs to enhance economic efficiency. Smart-highways, smart-healthcare, smart-energy grids, and smart supply chains are some of the examples of how ICTs are envisioned helping enhance economic decision-making across the economy. Making this possible will require significant investments in all aspects of our ICT infrastructures, including greatly expanding the performance, capacity, and capabilities of our wireless networks. The 5G vision describes the network infrastructure that is required to fully enable the Pervasive Computing vision of Smart-X. For MNOs, it represents the next generation of wireless networking technology and establishes ambitious targets for order-of-magnitude performance improvements relative to the 4G LTE networks that MNOs are currently in the process of maturing. Realizing these capabilities will require MNOs to invest hundreds of billions of dollars, much of which is needed in any case to keep up with the exponential growth in traffic.3 Forecasts of the potential for Smart-X to contribute to economic growth and productivity are in excess of multiple trillions of dollars.4 Already, it is estimated that the digital economy accounts for 6.5% of GDP ($1.2 trillion in 2016) and MNOs added over $282 billion to U.S. GDP.5 These are big numbers and staying on track to be at the forefront of the global digital economy transformation may determine how successful the U.S. is in sustaining economic growth and its competitive advantage in increasingly dynamic and competitive global markets. Ensuring that the U.S. has the wireless infrastructure it needs to stay on track is likely to depend on how successful we are in sustaining robust competition across the entire broadband ecosystem. There is a lot of hype associated with 5G and a continuum of views regarding what 5G should mean, ranging from simply better mobile services than we have today (which might more appropriately be referred to as 4G+) to an order-of-magnitude improvement in the performance and capabilities of broadband networks along virtually every dimension. As with the vision of Pervasive Computing, realizing the most ambitious goals of 5G (and whatever may lay beyond) may best be understood as horizon goals,6 but ones that are consistent with the trajectory of technical change and ICT-fueled economic growth that has been progressing in waves for decades. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 5

The proposed merger of “ T-Mobile and Sprint would create a third national MNO with the scale to sustain the maximal extent of facilities-based competition among MNOs that is likely to be economically feasible in the medium to longer-term. The focus here will be on those more ambitious goals, since heading towards those goals offers the trajectory with the greatest promise of expanding market opportunities, innovation, and economic growth. The actual progress we realize toward achieving those goals will depend, in part, on how successful we are in promoting sustainable, robust competition on the road to 5G. Realizing the 5G vision will have important implications for competition among MNOs and across the broadband ecosystem. For national MNOs, the challenge of scaling their network capacity and adding the network intelligence and capabilities to meet the 5G performance goals will compel each of the operators to invest tens of billions of dollars. Much of this investment will be directly associated with the need to transition to smaller, denser and hence more capital intensive network architectures. In addition to enabling the networks to support much faster data rates, lower latencies, and many more simultaneous connections, the investments will vastly expand the capacity of wireless networks. This capacity expansion is needed to meet the exponential growth in video traffic that is already happening, as well as to enable the new Smart-X services that are coming. In order for MNOs to manage this investment efficiently and to provide the flexibility and capabilities to offer customized, dynamic services to meet the needs of increasingly heterogeneous and demanding wireless applications and services, MNOs will be compelled to continue to implement softwarization and virtualization capabilities. For the national MNOs, these complementary changes will increase their capital expenditure requirements and their potential to realize scale and scope economies required to operate a leading edge national-scale MNO. Although today there are four national MNOs, the scale of the top two gives them significant advantages in the effort to build nationwide 5G networks. The best prospect for longer-term competition among the MNOs is for the third and fourth ranked MNOs to merge: the proposed merger of T-Mobile and Sprint would create a third national MNO with the scale to sustain the maximal extent of facilities-based competition among MNOs that is likely to be economically feasible in the medium to longer-term. This paper explores the following areas of 5G growth and its implications: (1) the broadband 5G future vision; (2) what MNOs require to transition to 5G and to compete as national-scale, full-service providers; and (3) what a 5G future will mean for competition in the evolving broadband ecosystem of increasingly converged networks and services.

3. Broadband 5G Future Vision Pervasive computing is a vision of everything, always (24/7) and everywhere connect(able) to networked digital communication, computing, and storage resources wherever and whenever wanted. Networking digital communications, computing, and storage capabilities create a powerful collection of resources that enhances the benefits of all three.7 Everything means that individuals as well as “things” may be connected for any-to-any communications (i.e., the Internet of Things or IoT).8 The IoT future promises to link the virtual and real worlds, opening up new frontiers for deploying ICTs productively throughout the economy and society.9 In such a world, much of the communications traffic may be between things (machine-to-machine or “m2m”). Always and everywhere connect(able) means that the networks will allow accessing the ICT capabilities wherever and whenever there is demand.10 That implies that networked services are portable, mobile,11 ubiquitously available,12 and scalable.13 The 5G vision is one of broadband networks capable of providing this sort of connectivity, one that requires significantly more wireless infrastructure, as well as many other complementary enhancements across the broadband ecosystem. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 7

5G represents an important step toward achieving this vision, and relative to today’s 4G LTE mobile technology, represents an order-of-magnitude improvement in performance along almost every dimension, including:14 Faster rates data Reduced latency Enhanced mobility Massively increased connection density Improved spectral and efficiency energy • Faster data rates: Ten-fold increase in user experienced data rates, including 20-fold increase in peak data rates. Faster data rates are needed to support richer, interactive multimedia applications (including streaming higher resolution video) and to support faster and more robust content access.15 Whereas 4G LTE offers user data rates that may be in the 10s of Mbps range today, the goal for 5G is to support data rates in the 100s of Mbps or more. Additionally, faster per-user data rates will drive the need for significant increases in area-traffic capacity to enable support for multiple users. Increasing the speed of mobile broadband services and the capacity of wireless access networks is necessary just to support the surging traffic associated with streaming mobile video. • Reduced latency: Ten-fold reduction in latency from today’s 10 ms norms to 1 ms latencies. Reduced latency is needed for near to real-time interactivity which is especially important when wireless networks are used for control (e.g., managing autonomous vehicles on smart highways), as well as in highly interactive applications, such as virtual or augmented reality, including gaming. • Enhanced mobility: Seamless support for high-speed mobility across radio nodes, which is important for sustaining continuous performance while a user may be moving at highway speeds. This level of support becomes more important and challenging when mobility requires more frequent hand-offs across radio nodes because of smaller cell sites (a key feature of the future, as will be discussed further below) that may be operating with different Radio Frequency (“RF”) spectrum resources. • Massively increased connection density: Progressively, multiple devices per user are the norm, which in turn, drives the increase in the aggregate number of devices that need to be connected via the networks. With IoT, the connection density in any geolocation may increase substantially. Thousands of sensors may be embedded in the environment and built into our clothes and appliances to make them digitally enabled and allow them to participate in the online experience. Moreover, much of the communication in the 5G future will be m2m. • Improved spectral and energy efficiency: Three-fold improvement in spectral efficiency and 100-fold improvement in energy efficiency. Spectrum and power are two critical inputs that are necessary for wireless devices to operate. Improving the efficiency with which these inputs are used helps lower costs and enhances usability in terms of portability, longevity, and capacity.

The benefits of realizing this vision are several. First, 5G will dramatically improve the capacity and capabilities of using ICTs to enhance economic efficiency in all of its dimensions.16 ICTs allow us to collect, analyze, share, and act upon information. 5G will enable better real-time intelligence (e.g., situation awareness with the assistance of AI and big data analytics17) and increase control of complex production systems with the assistance of sensors and automation. ICT augmented reality can enhance adaptability, flexibility, and responsiveness on a more granular and dynamic basis, facilitating real-time responsiveness and customization.18 From the perspective of the end-user’s experience, ICT improvements mean that existing mobile broadband applications and services like streaming video or mobile video conferencing will work better with higher resolution, more stable performance, and easier portability and mobility across devices and usage environments.19 Faster and more capable networks make it feasible to take greater advantage of faster and more capable complementary elements, such as end-user devices and applications that offer users a richer experience. Of course, as devices and applications are enhanced, they consume more network resources, driving growing demand for and increased investment in expanded capacity in the 5G ecosystem. Providing the capacity and capabilities needed to serve the exponential growth in broadband traffic and enhancing the performance of legacy services provides a sufficient motivation for much of the investment in 5G. However, 5G’s greatest promise is associated with its role in enabling the IoT future of Smart-X on which much of the hope for the digital economy rests. Examples include:

These are just some of the ways in which the transformation to Smart-X in the digital economy has the potential to open new opportunities for investment and economic growth across all sectors and layers of the economy. The world of 5G and Pervasive Computing expand options for embedding ICTs more deeply into the fabric of our economic and social lives—allowing virtually every aspect of economic production and markets to be ICT-empowered, from the distribution of final goods and services to the management of raw materials, from domestic commerce to international trade. ICTs enable just-in-time production, outsourcing, and market-of-one customization,20 and in so doing help reorganize how markets and firms are structured and operate. Although opportunities abound, some sectors are further along in upgrading their production methods and business processes to take advantage of ICTs. While it is uncertain precisely which Smart-X efforts will prove most successful, estimates of the potential benefits are huge. For example, a report from McKinsey & Co. forecasted the potential global impact of IoT to be $3.9 to $11.1 trillion per year by 2025, associated with smart cities, transportation, healthcare, retail, manufacturing, and other industrial sector applications.21 Another report from Accenture forecasted that IoT could add $7.1 trillion to the U.S. economy by 2030.22 In yet another study, Accenture forecasted that 5G could help drive $275 billion in telecommunications investment in making cities smarter, and that the investment could contribute to creating 3 million jobs and add $500 billion to GDP.23 Of course, realizing the benefits of 5G will require more than just the successful deployment of 5G infrastructure, although that is certainly necessary. The transition to the digital “smart” economy will incur significant transition costs.24 Workers, businesses, industry, and markets will confront disruptions and will need to experiment to determine how best to use ICT-smart processes in productive ways. In the next section, I identify some of the important ways in which moving toward 5G will require MNOs to change the ways wireless networks are built and operate.

4. Economic Implications of 5G for MNOs Each generation of mobile technology, from the analog 1G mobile telephone networks of the 1980s to today’s 4G LTE mobile broadband networks, has propelled significant changes in how networks are designed and provisioned, with significant implications that resonated across the entire telecommunications and computer industries. The rise of mobile telephony, originally a luxury adjunct to fixed line telephony, eventually came to transform telephony into personalized “follow-me anywhere” service. The transition to digital with 2G and the addition of expanded data services with 3G expanded the modalities of mobile communications to include email, text messaging, chat, and other substitutes and complements to traditional voice telephony. With the advent of smartphones and the further expansion of wireless broadband platforms (including 3G, 4G, and Wi-Fi-enhanced fixed broadband services),25 mobile wireless has been transformed into a general-purpose platform for broadband access to the Internet, cloud computing, and other services. Driven by the exponential growth in broadband traffic these cycles of innovation have enabled, businesses across the broadband ecosystem have had to invest in expanded capacity. The rise of the smartphone application ecosystem, the growth of streaming media services, the expanded reach and use of social media, and the rise of FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 11

the sharing economy are all due, in part, to the expanded coverage, capacity, and quality of our mobile broadband infrastructure. Such changes herald the restructuring of the digital economy. The transition to 5G will be similar and potentially even more significant in its impact. Meeting the performance targets for 5G will require enhancements in all elements of the networking ecosystem from chips to services, from radios to core networks, from hardware and software to content and applications. The focus of this paper, however, is on what is required to support the wireless elements of 5G and the implications of those for MNOs. As explained earlier, moving to 5G represents an order-of-magnitude improvement over 4G LTE. Meeting those performance targets will drive a number of important complementary changes in the design and operation of mobile networks that will have important economic implications. Among the many changes, both large and small,26 the transition to 5G is driving MNOs to embrace: (a) agile management of diverse spectrum assets; (b) small cells; and (c) softwarization and virtualization.27 In the following sub-sections, I first explain at a high-level of abstraction what these changes mean for the design and provisioning of wireless networks, and then identify some of the important economic implications of those changes. 4.1 5G’s Demands on Network Design Agile management of diverse spectrum assets Enabling 5G will require MNOs to implement the capabilities required to support agile management of diverse spectrum assets. The growth in wireless traffic, the need to support wireless applications with diverse requirements, and the need to enable the desired always on/everywhere connectable, seamlessly mobile end-user experience will require MNOs to manage their diverse RF spectrum assets efficiently. Traditionally, MNOs have relied principally on exclusively licensed spectrum and have built up their portfolios of spectrum in different bands as legacy inheritances through purchases at auctions or other business transactions, including M&A activity. The result is that MNOs have different patchworks of spectrum resources (that differ in terms of the frequency bands and locations for which they hold licenses). Those spectrum licenses are valuable assets and acquiring additional licensed spectrum is not always feasible, and when feasible, is expensive. Simply meeting the capacity requirements of exponential traffic growth is posing a massive challenge for MNOs. Cisco has forecasted that mobile data traffic is expected to grow at an annual rate of 46% per year.28 Softwarization Refers to the replacement of traditional “hardware” solutions with software solutions. Once business and technical functionality is moved into software it is easier to modify and relocate. Virtualization refers to the capability, enabled by softwarization, of creating a virtual machine platform that can simulate the operations of different hardware and software environments and isolate those simulations from the underlying hardware and software on which it is deployed and from other virtual machines that may share those resources.

Access to more “ spectrum bands will result in lower cost and higher quality. The transition to 5G with its order-of-magnitude improvements in performance will require MNOs to become even more agile in their ability to manage diverse spectrum resources on a fine-grained dynamic basis. Although each generation of mobile technology has enabled significant improvements in spectral efficiency, demand for spectrum resources has continued to outstrip the increase in supply. The growth of mobile video is currently the key driver for aggregate and per subscriber traffic growth.29 Advertising supported and subscription media content providers are competing aggressively for consumer attention and the rapidly growing market of subscribers interested in accessing streaming media content over the Internet. To retain fickle consumers, content providers are continuously enhancing the quality of the end-user experience30 by expanding viewing options in terms of programming choices, the devices used to access the content (e.g., new 4K and smart TVs, tablets, while still supporting legacy devices), and by providing better support for mobile access. To meet the demand for additional spectrum resources, MNOs are expected to make use of shared spectrum that may be regulated as unlicensed (e.g., in the 5 GHz band) or under a new framework such as the one recently established for the new Citizens Broadband Radio Service (3.5 GHz band). But even with these resources, spectrum is likely to remain scarce and MNOs will need to maintain diverse portfolios of spectrum assets. Furthermore, because the physics of RF propagation vary with frequencies and the challenges of supporting wireless communications varies with the local environment (e.g., terrain, RF congestion and noise), spectrum assets are imperfect substitutes with complex implications for the costs of provisioning services using different spectrum.31 Advances in wireless technology such as LTE have enabled MNOs to manage their spectrum assets on a more granular and dynamic basis. This allows MNOs more scope to mix-and-match spectrum resources (e.g., paired and unpaired, licensed and unlicensed, contiguous and non-contiguous) to support seamless mobility. Access to more spectrum bands will result in lower cost and higher quality. The transition to 5G with its order-of-magnitude improvements in performance will require MNOs to become even more agile in their ability to manage diverse spectrum resources on a fine-grained dynamic basis. As explained below, although adopting these capabilities is increasingly essential for national MNOs to meet traffic demands and reduce their spectrum costs, the availability of these capabilities also enables new potential sources of competition. For example, it facilitates new models for niche or specialized regional competitors or competitors that may target a narrow class of applications or customer segments. This is in contrast to the full-service, national-scale MNOs. The technologies enabling these new capabilities are also creating new options for end-user self-provisioning.32 These and other aspects of how the technical and market environment for mobile broadband are contributing to intensifying competition in mobile broadband.

Small cells The need to shift toward smaller cell network architectures is a complementary development associated with the need to manage spectrum more efficiently.33 Key to this transition is spatial reuse of scarce spectrum resources—splitting an existing cell into multiple smaller cells allows the same licensed spectrum to be used multiple times. The shift to smaller cells also has a number of other important implications. It means that lower power is needed for radios to communicate with the base station; there are likely to be fewer radios operating in the smaller coverage area and hence fewer potential sources of interfering radio transmissions; line of sight issues are therefore likely to be less important. With smaller cells, higher frequency spectrum may have an advantage over lower frequency spectrum. Another important difference is that, while smaller cells are more expensive to provide area coverage, capacity can be added in smaller, more scalable increments. In addition to addressing the spectrum capacity and performance issues, the transition to 5G will drive the move to smaller cells because of the need to push the edge of the MNO network (and its embedded capabilities and intelligent resources) closer to the end-user.34 5G base stations will include computing and storage (caching) resources that will be needed locally to support the performance requirements of 5G (e.g., 1 ms latencies) and efficiently manage network costs (e.g., edge-based caching of popular content to avoid excess re-transmission costs). In the IoT future, many devices will be small and low power. Security and control considerations35 may provide additional rationales for deploying small base stations closer to edge devices, to which the base stations provide communications and computing resources. For a national-scale MNO whose business model depends on providing a full-menu of service options that includes national coverage and interoperability across customers with legacy and new devices and applications, building out small cells required by 5G is likely to necessitate a significant increase in capital costs. While no one knows for sure, some analysts have forecasted that the cost of upgrading to 5G will be up to $200 billion per year in the U.S. alone over the next five to ten years,36 while another study estimates that the cost will be $104 billion over the next ten years to upgrade networks.37 The costs will depend on the strategies operators choose to pursue, but SNL Kagan estimates that the transition to 5G will require building aadditional 225,000 small cells by 2021.38 The cost of upgrading to 5G will be up to $200 billion per year in the U.S. alone over the next five to ten years, while another study estimates that the cost will be $104 billion over the next ten years to upgrade networks.

A slow approach would involve only rolling out 5G radios in markets where a strong business case can be made. However, analysts at Bain argue that “5G has the potential to scramble the competitive game board for all three classes of operators—mobile-only, fixed-only and converged” and operators “that opt to wait and see how the technology will evolve risk exposing themselves to disruption from competitors that are more aggressive.”39 In a portent of things to come, it is worth considering how per-subscriber traffic continues to grow with 4G LTE networks. For example, data traffic per smartphone has risen 50% per year from 0.3 GB/ month in 2010 to 5.2 GB/month in 2017.40 With the faster speeds and enhanced applications enabled by 5G, the traffic per subscriber will continue to grow. A forecast from Ericsson predicts that data usage per smartphone will grow to 26 GB per month by 2022 for a total of 9.8 Exabytes of data traffic!41 McKinsey has forecasted that the total cost of network ownership would need to grow by 60 percent if data grows by 25% per year, and significantly faster if the traffic growth unleashed by 5G-enhanced access connections grows still faster.42 Meeting this challenge is one of the powerful market forces driving further industry restructuring among MNOs and elsewhere across the broadband provider ecosystem. At the same time, the technologies and architectures that small cells are enabling are opening up new models for niche facilities-based and other models for competition. To remain competitive in this environment, the national, full-service MNOs have to be even more aggressive in cutting costs and realizing scale and scope economies.

Vi r tu al iz at io n Refers to the replacement of traditional “hardware” solutions with software solutions. Once business and technical functionality is moved into software, it is easier to modify and relocate. Virtualization refers to the capability, enabled by softwarization, of creating a virtual machine platform that can simulate the operations of different hardware and software environments and isolate those simulations from the underlying hardware and software on which it is deployed and from other virtual machines that may share those resources. Softwarization and Virtualization Moving network functionality out of hardware into software has significantly enhanced the flexibility, customizability, and performance of modern communication networks. This softwarization of network functions has been driven in part by an effort to lower costs. By shifting from specialized to commodity hardware in 4G LTE, for example, MNOs separate the radio and data network functionality and thereby allow MNOs to move toward all-IP data networks and benefit from the cost-economies associated with commodity IP hardware. In the radio domain, advances in developing software and cognitive radios (i.e., moving radio functionality from specialized hardware into software and adding ICT-smart features to radios to make them capable of adapting their operations in response to changes in their local environment) are another example of softwarization that render individual radios better able to interoperate in diverse wireless environments by, for instance, becoming frequency agile. In addition to lowering costs, softwarization expands flexibility and functionality. For example, in networks, the rise of Software Defined Networking (“SDN”) and Network Function Virtualization (“NFV”) have allowed better control and partitioning of network functionality.43 One benefit of this is that it facilitates delocalization of functionality, allowing remote control from where the actual function or service may be delivered. This increases opportunities for MNOs to realize scale and scope economies.44 For example, a single softswitch can implement the signaling and control functions for multiple (lower-cost) IP switches in a VoIP network, substituting for multiple legacy local switches based on dedicated hardware. The ability to centralize (or decentralize) where functionality is provided can also enhance security and privacy. The move to SDN and NFV takes these capabilities to the next level, enabling more control over how services are provided and managed to be shifted to end-users (or not, as desired). These capabilities facilitate virtualization. Virtualization allows resources to be combined or shared by multiple higher-level applications and services. It is a key capability enabled by a layered architecture and is important in enabling resources to be sliced and combined to meet the heterogeneous requirements of different applications and users. A computer operating system provides a virtual layer that enables multiple applications to run on a shared CPU.45 In the 4G LTE architecture, separating the radio and IP network layers facilitates virtualization of the spectrum resources. Higher level applications do not need to know which frequency will be used to transmit the data over the wireless link, and diverse combinations of spectrum can be used in different locations and at different times to support communications.

Cloud services from providers such as Amazon, IBM, Microsoft, and Google offer end-users the flexibility to scale their demand for computing and communication services. Analysts often describe cloud services as being organized into three market segments: Infrastructure-as-a-Service (“IaaS”), Platform-as-a-Service (“PaaS”), and Software-as-a-Service (“SaaS”). As one goes from IaaS to SaaS, more of the ICT functionality is off-loaded to the cloud service provider. The benefits of adopting cloud services are several. First, cloud providers can realize scale and scope economies not available to individual enterprises. These arise from limiting data center costs for equipment, power, ensuring reliability, and the backbone networking services needed to tie the data centers together and make it accessible to end-users. Second, by outsourcing the ICT to cloud service providers, businesses can reduce their maintenance costs and turn what otherwise might be lumpy fixed cost investments into a variable cost that can scale more easily with their user needs. Moreover, as cloud services have evolved to become more user-friendly, the specialized ICT expertise required to make use of them is becoming less important and an ecosystem of intermediary service providers (market research firms, consultants, business process providers) exists to expand direct and indirect access to cloud services to businesses of all sizes. At this point, cloud services have evolved sufficiently that analysts are talking about “Everything-as-a-Service,” or “XaaS,” which highlights the rich portfolio of specialized and general-purpose cloud services available to allow businesses to outsource virtually all ICT functions to the cloud, turning them from CAPEX investments to service purchases.46 According to the Gartner Group, the global market for public cloud services was $260 billion in 2017 and is expected to grow to over $400 billion by 2020.47 The evolution of cloud services would not be possible without the growth of the Internet and the telecommunications infrastructure that supports it. Increased demand for cloud services is helping drive demand for 5G networks, since the two are complementary and progress in one helps drive progress in the other. By relying on virtualization to provide users slices to the shared resources, cloud services and the underlying 5G infrastructure enable the sort of shared access that makes on-demand XaaS possible. All three of these developments are important and complementary changes in how broadband networks are being re-designed to address the 5G future. They are simultaneously being driven by the need to add cost-effective capacity and to support the order-of-magnitude enhanced performance requirements of 5G.

4.2 Network Changes Alter the Fundamental Economics of the Wireless Industry The potential for 5G to unlock a wealth of opportunities for improved legacy and new mobile broadband services and to support the IoT future of Smart-X implies a need to support a growing range of heterogeneous wireless users and uses (from higher-resolution, interactive multi-media to IoT sensors). This will require expanded capacity for access and for core networks. It will also require the flexibility to customize services for diverse applications in varied usage environments. End-users will be using both fat and thin clients.48 The 5G future will need to support both and having the flexibility to support both will expand opportunities for competition across the ecosystem, allowing device, application, content, and network service providers to tailor their solutions to best exploit their competitive advantages and appeal to the tastes of their target customers. In addition to offering this functionality, the simple challenge of handling the continued explosive growth in mobile broadband traffic will compel MNOs to adopt more agile spectrum management, shift to small cells, and adopt softwarization and virtualization. These are responses to the rising shared, fixed, and sunk costs of provisioning smaller cell architectures associated with the move to 5G. These basic economics have characterized telecommunications networking from the start, but become more important with the move toward 5G. A telecommunications network is a shared network. It needs to be provisioned to handle the expected peak loads that result from the aggregate behavior of all of the users who want to make use of the network at the same time. Because users do not perfectly coordinate their usage in time, location, or what they are trying to do,49 the same resources can be shared by multiple users for mixed uses. Sharing reduces the total costs of providing capacity, since the aggregate peak capacity can be shared and allows capacity to be used at higher utilization over time. However, because traffic needs are stochastic and uncertain, MNOs need to be able to scale and adjust capacity on a finer-grained, more dynamic basis.50 Moreover, as we move toward further integration of the virtual and real worlds, the ICT systems are becoming more complex, involving more industry participants across multiple levels. The technical, market, and policy uncertainty is increasing. In this environment, the benefits of flexibility, adaptability, and intelligence increase. Virtualization and softwarization (enabling delocalization) accentuate the potential to realize scale and scope economies for MNOs, and are increasingly important for national-scale, full-service MNOs. For example, a single, larger network operations center (“NOC”)51 can be both more capable and lower cost than multiple smaller NOCs.

The necessity to “ move to smaller cell architectures for 5G means that the capital costs of providing wide-area coverage and expanding aggregate capacity are increasing. A single customer account management center for bill processing, customer provisioning, and customer service can provide support for an MNO across multiple states, consolidating what may previously have been multiple facilities. This reduces the costs of operating an MNO, and the opportunity to take advantage of these cost reductions increases with scale. A byproduct of the movement from 3G to 4G was the convergence of the major MNOs on a common technology, LTE, which increasingly can be supported using commodity IP networking equipment. The adoption of a common technology platform has helped realize industry-wide scale and scope economies, reducing the per-MB costs of supporting mobile broadband network services. At the same time, common technology helps intensify competition among MNOs by making their network services closer substitutes. Meanwhile, more capable end-user devices and more aggressive competition among content and application providers (to control the customer-relationship) are helping to reduce customer switching costs.52 The necessity to move to smaller cell architectures for 5G means that the capital costs of providing wide-area coverage and expanding aggregate capacity are increasing.53 The increased fixed, shared and sunk costs in scale and scope economies combine to increase the scale required to sustain a national facilities-based, full-service network. Today, we have four national scale, facilities-based MNOs, each of which offers a portfolio of services: Verizon, AT&T, T-Mobile, and Sprint.54 According to the FCC 20th CMRS, as of the end of 2016, these four were providing the underlying service (on a wholesale or retail basis) to 99% of the 417 million connections (which is more than the population because many subscribers have more than one device with a cellular subscription).55 By way of comparison, in 2005, these same top four operators provided service to 80.7% of the 213 million subscribers, whereas in 1997, the top four operators were different (AT&T, SBC, Bell Atlantic, and BellSouth) and provided service to only 38.7% of the 55.3 million subscribers.56 These data points illustrate several important features. First, MNOs have experienced tremendous growth in subscribership as mobile services have approached saturation across the population. The number of subscribers has grown 816% from 1997 to 2016, and the volume of traffic has grown significantly more.57 This growth was enabled first by the cellular operators building out national networks. The largest MNOs built their national coverage networks by sustained high levels of investment and through mergers and acquisitions to consolidate regional carriers, who in many cases had complementary coverage networks.

In the early days (before 2000), there were numerous mobile telephony networks across the country, subscribers had to roam across multiple networks in order to use their cell phones nationwide, and many parts of the country lacked cell coverage because network infrastructure had not yet been deployed.

By 2005, the industry had substantially consolidated with the aforementioned top four mobile providers providing service to over 80% of combined retail and wholesale subscribers. The consolidation of the cellular industry is a natural outcome of the underlying economics confronting the industry. The market barriers to establishing a full-service, national coverage mobile network are substantial and beyond the reach of all but very large enterprises, such as the major cable and Internet companies. The annual investment requirements to operate a national MNO network run to the billions if not tens of billions of dollars per year, and the scale and scope economies associated with larger size are substantial, as already noted. Building out coverage and then adding capacity and expanding capabilities to enhance legacy services and add new services, while keeping up with the rapid pace of technical change, induced the operators to invest approximately $205 billion from 2010 to 2016,[58] which was when operators were completing their build-out of 3G and deploying 4G networks.

Although the top four MNOs are competing aggressively across the entire U.S., there are big differences between the top two MNOs. Based upon the data available from the FCC 20th CMRS, Verizon was #1, with a 37% share of all connections, and AT&T was #2, with a 33% share of all connections and the next two (#3 T-Mobile, with a 15% share of connections, and #4 Sprint, with a 13% share of connections).[59]

The size difference is also apparent in the different pace of investment the firms have been able to sustain. From 2010 through 2017, Verizon and AT&T have each averaged close to $10 billion per year in CAPEX, while Sprint and T-Mobile have each averaged closer to $4 billion. *See infra* Table 1.


Verizon and AT&T
have each averaged close to $10 billion per year in CAPEX.
Sprint and T-Mobile
have each averaged closer to $4 billion
$10 billion
$4 billion

20

Table 1: Capital Expenditures for Top Four MNOs ($ Millions)[60]

Year	Verizon	AT&T	Sprint	T-Mobile	Total
2002	$4,414	$5,302	$2,640	$1,700	$14,056
2003	$4,590	$2,774	$2,123	$1,734	$11,221
2004	$5,633	$3,449	$2,559	$2,138	$13,779
2005	$6,484	$7,475	$3,545	$5,045	$22,549
2006	$6,618	$7,039	$5,944	$3,444	$23,045
2007	$6,503	$3,745	$4,988	$2,667	$17,903
2008	$6,510	$6,021	$1,789	$3,603	$17,923
2009	$7,152	$5,924	$1,161	$3,687	$17,924
2010	$8,438	$8,593	$1,455	$2,819	$21,305
2011	$8,973	$9,764	$2,702	$2,729	$24,168
2012	$8,857	$10,795	$4,199	$2,901	$26,752
2013	$9,425	$11,191	$7,136	$4,025	$31,777
2014	$10,515	$11,383	$4,828	$4,317	$31,043
2015	$11,725	$8,697	$7,193	$4,724	$32,339
2016	$11,240	$8,384	$3,798	$4,702	$28,124
2017	$10,310	$7,870	$4,692	$5,237	$28,109
Cumulative	$127,387	$118,406	$60,752	$55,472	$362,017
Average 2010-2016	$9,935	$9,585	$4,500	$3,932	$27,952

Sprint and T-Mobile have also historically experienced substantially higher churn rates than either Verizon or AT&T.[61] Their smaller size means they are unable to realize the same level of scale and scope economies of the larger two firms.

In spite of these disadvantages and in part motivated by those disadvantages, T-Mobile has pursued an aggressive strategy of retail innovations to disrupt the market with novel pricing plans and new services. T-Mobile was the first to abandon subscriber termination fees and long-term contracts, making it easier for customers to switch carriers (which can result in higher churn rates). T-Mobile also innovated with new transparent pricing models, Wi-Fi calling, and programs to drive heavier mobile broadband data usage without risking exceeding data caps.

FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 21

While this demonstrates the ability of smaller providers to impose significant competitive pressure on much larger rivals, this does not mean that it is likely that either Sprint or T-Mobile could significantly disrupt the dominant market position of the top two MNOs, which has remained remarkably stable for over a decade. In addition to lacking the scale of either Verizon or AT&T, both Sprint and T-Mobile suffer from additional important deficiencies that prevent them from competing as peers with the top two MNOs. First, Verizon and AT&T are both part of larger companies with wired networks and with significant investments in media content. The wired networks make it easier for Verizon and AT&T to offer their customers a converged, seamless broadband experience. Moreover, with their substantial wired core and access network infrastructure, both Verizon and AT&T have easier access to the back-haul transmission resources that are critical for connecting base stations into the backbone network. The costs of backhaul are a significant component of the costs of operating a mobile network. In the move toward 5G, any MNOs that succeed in deploying 5G networks would have a significant advantage relative to other providers operating less advanced and less capable networks. Since most of the costs of building out the network will be shared, fixed or sunk, the 5G provider will have relatively low forward-looking incremental costs should it find it necessary to confront a rival. Consequently, if any national provider builds a 5G network, the other providers who want to compete on a level footing with that provider will also need to build 5G networks. AT&T and Verizon have demonstrated in the past their capability to sustain the levels of investment that are required to keep pace with the leading edge of mobile technologies, and both have the scale to invest aggressively to deploy 5G networks. Hence, whether and how fast they choose to deploy 5G networks will be strategic choices. The same cannot be said for T-Mobile or Sprint as standalone MNOs. In contrast, however, New T-Mobile would have both the resources and incentive to compete even more aggressively with AT&T and Verizon on quality-adjusted prices and would have stronger strategic incentives to more rapidly deploy its 5G network. New T-Mobile would “ have both the resources and incentive to compete even more aggressively with AT&T and Verizon on quality-adjusted prices and would have stronger strategic incentives to more rapidly deploy its 5G network.

1. First, New T-Mobile would be able to realize comparable scale and scope economies and would have the network, financial, and other business resources to compete head-to-head with Verizon and AT&T in a race to build out 5G networks. 2. Second, merging the networks (and operations) of Sprint and T-Mobile will require significant new investment and reconfigurations, costs which compare with upgrading to 5G, replacing radios, etc., and possibly may prove to be a major incentive for New T-Mobile to rapidly move forward with 5G upon merging. This cost-based justification would dovetail with the strategic benefits of being able to offer the enhanced services that having a 5G network portends. Moreover, the fact that Sprint and T-Mobile have quite complementary spectrum resources would help facilitate coverage and capacity for a joint network. T-Mobile has relatively lower frequency spectrum for expanding national coverage, whereas Sprint has relatively higher frequency band spectrum that is especially valuable for adding capacity and supporting faster data rate services. Pooling their spectrum will provide an easier transition path toward 5G while protecting the user experience of 4G LTE subscribers during the transition.62 3. Third, New T-Mobile also will have strong incentives to compete aggressively to add new customers to its new 5G network. Indeed, New T-Mobile will try to use all of its network capacity by capturing the high value customers who currently are served by AT&T and Verizon. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 23

Rapid deployment by New T-Mobile of its 5G network would put added strategic pressure on AT&T and Verizon to accelerate their deployments of 5G. If either or both chose to sit on the sidelines, they would be taking significant risk that could jeopardize their current market positions. The pattern of follow-the-leader innovations in networks and service offerings has been an enduring characteristic of the history of competition among MNOs since 1G. In short, the move to 5G will amplify the economic forces that have led to the increased size of MNOs. Those forces first drove the industry to combine to create national MNOs that have become dominant over time. Those forces resulted in an industry structure that is concentrated in traditional HHI terms with two leading firms of comparable size and two much smaller firms, also of comparable size. Although the industry has been concentrated for quite a while, there is ample evidence that the industry is highly competitive based on numerous performance metrics. Taking the next step to build nationwide 5G networks will require a level of investment that is feasible for the top two MNOs but unlikely for those ranked third and fourth. The merger of those providers to create a national, full-service MNO, with the scale to compete on comparable terms with the dominant two MNOs, is a pro-competitive response to the changing conditions in the market. Prospects for more rapid deployment of 5G networks and more aggressive quality-adjusted price competition among the national MNOs is likely if T-Mobile and Sprint are allowed to merge. Likewise, European regulators have recently concluded that the substantial annual investments required to operate national scale MNOs supports consolidation, particularly in light of the growing investment needs in 5G networks. The French electronic communications regulatory authority, ARCEP, which formerly opposed several telecommunication mergers and even encouraged the introduction of a fourth operator in 2012, has now relaxed its opposition toward further consolidation in light of the benefits it has seen from the large investments by operators already (e.g., €9.6 billion spent in 2017) and the need for substantial additional investment to deploy 5G networks across France.63 Similarly, in an assessment of the future of telecom infrastructure, the British government concluded that “[a]s far as the Government is concerned, there is no magic number of mobile network operators. Each merger control case should be assessed on its own merits.”64 Indeed, “analysis suggests there is no significant difference in industry-level investment between four and three player markets.”65 There is concern in both circumstances that efforts to protect against hypothesized increases in retail prices in the short term will create substantial disincentives to allow for the large capital investments needed to promote robust and cost-efficient national wireless networks. Rapid deployment by New T-Mobile of its 5G network would put added strategic pressure on AT&T and Verizon to accelerate their deployments of 5G.

5. 5G Increases Competition in the Broadband Ecosystem The preceding discussion has focused on the prospects for competition among MNOs, ignoring the implications of 5G for the larger broadband ecosystem. As I will explain further below, the transition to 5G is likely to intensify competition within the ecosystem. Additional competition from other vectors will alleviate remaining concerns over the shift from having four unbalanced national MNOs to three balanced MNOs. In the following subsections, I describe three likely sources of intensified competition: (1) increased intermodal competition because mobile will be a more competitive substitute for fixed; (2) increased competitive pressure from a more robust market of MVNOs; and (3) new competition from local facilities-based providers that are expected to emerge with the transition to 5G.

5. 1 Intensified Intermodal Competition Between Fixed and Mobile Operators If the services offered by mobile and fixed broadband were identical, then they would be perfect substitutes and part of the same market from the perspective of competitive analysis. Nevertheless, the merging of fixed and mobile broadband services has been underway for some time, and the transition to 5G accelerates this convergence. Historically, fixed and mobile broadband services were not close substitutes either in terms of the user experience (demand) or in terms of the costs of providing the service (supply). Fixed broadband services tend to be significantly faster, with more predictable performance, but lack the mobility associated with cellular broadband services. Mobile broadband services have tended to offer much more variable performance with average data rates that are typically below the speeds delivered by fixed broadband services. Fixed broadband is typically shared by all of the users in a household, whereas mobile broadband services are more personalized.66 In addition, mobile services have been more expensive on a per-Mbps or per-MB basis and have been subject to monthly data caps or thresholds for most subscribers. For these reasons, for most subscribers, fixed and mobile broadband services have been viewed as complementary services rather than as substitutes, in the sense that most consumers want both.67 Furthermore, the opportunity to take advantage of Wi-Fi-offloading to improve the price/quality of the user experience when using cellular broadband services provides yet another reason for many subscribers (who can afford it) to want both fixed and mobile broadband services. With continued improvements in the data rates, coverage, and capabilities of mobile broadband services, the performance of mobile services is getting sufficiently better for a larger segment of the population (even in markets where fixed broadband speeds and pricing on a per MB basis may continue to be better). The question for many subscribers is how much speed and performance is enough and whether it will remain necessary to have both mobile and fixed broadband subscriptions. With telephony, we have seen a substantial number of customers choosing to cut the cord and switch to mobile-only telephony. As of 2016, the majority of households in the United States were wireless-telephone-only.68 The cord cutting began when mobile telephone calling quality was not as good or reliable as fixed telephony, but today, mobile telephony or VoIP is often as good if not better than traditional wired telephony.69 When it comes to comparing mobile and fixed broadband performance on a price/quality basis today, the services appear to be imperfect substitutes. Yet, we are seeing a growing trend toward mobile-only subscribers.70 The movement to 5G accentuates the capabilities of mobile broadband services, rendering mobile broadband (and fixed wireless broadband) an even stronger competitor for fixed broadband services. As of 2016, the majority of households in the United States were wireless-telephone-only.

New T-Mobile would have both the resources and incentive to compete even more aggressively with AT&T and Verizon on quality-adjusted prices and would have stronger strategic incentives to more rapidly deploy its 5G network. Changes in the markets for upstream applications are also driving the convergence of broadband services. The shift toward delivering entertainment media (especially television and movies) via the Internet in order to take advantage of faster broadband services is inducing a growing number of households to consider cutting the cord to their traditional Multichannel Video Programming Distributor (“MVPD”). Historically, most customers of fixed broadband services purchased a bundle of services from their telephone or cable provider. That bundle included broadband, television services, and often, telephone services as well. Wired broadband providers like to sell bundled services because it reduces their costs, enhances their subscriber revenues, and improves retention. With more and more entertainment media becoming available via the Internet, customers are learning to appreciate the flexibility that over-the-top services provide (for instance, access to user content wherever the customer has a broadband Internet connection and on the device of the customer’s choosing), and over-the-top may also be less expensive, depending on a subscriber’s consumption habits. Traditional cable and telephone providers have been responding with their own services for accessing subscriber content via the Internet. As the range of Internet-available content and applications expands, and the broadband performance of mobile networks improves, more entertainment consumption can shift to mobile services. The expansion in viewing options and platforms is driving content and application providers to expand their distribution options to compete for viewer attention and to explore new ways to monetize their content assets. The shift from legacy MVPD models toward broadband-based models increases the potential for competition between mobile and fixed broadband access options. At the same time that the mobile broadband user-experience is approaching the experience that previously was only available via fixed broadband services, fixed providers are adding mobile capabilities. Cable and DSL broadband providers recognized relatively early that allowing their subscribers to connect their broadband modems to Wi-Fi enhanced the usability and value of fixed broadband services within the home by allowing localized mobility. With the maturation of Wi-Fi and the proliferation of Wi-Fi services, Wi-Fi is increasingly seen as a substitute for mobile in many usage modalities that do not require support for high-speed movement. The wide-spread availability of Wi-Fi connectivity outside the home has prompted a number of new mobile offerings such as Google’s Project Fi,71 Google’s mobile telephone offering that uses Wi-Fi in place of cellular service when available. Google purchases the cellular service as an MVNO wholesale from the MNOs. Comcast already offers its customers Xfinity Wi-Fi access via its installed base of Wi-Fi-enabled subscribers and recently launched a new mobile service.72 FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 27

In the small cell world of 5G, the capabilities of LTE and Wi-Fi are increasingly comparable, all else equal.73 Nomadic roaming (moving into the coverage area of a base station and then remaining stationary) is often well-suited for many attention-intensive broadband applications, which makes LTE and Wi-Fi better able to support comparable user experiences.74 Additionally, in the small cell world, the economics of wired and wireless providers become increasingly similar since a greater share of the infrastructure is sunk in particular local locations (just as last-mile fiber has to be close to the end-users, so too do small cells). Providing the sort of local area-coverage required of 5G is analogous to the challenges of providing fiber to a town: the costs go up with the area covered, rather than with the number of subscribers. With earlier generations of mobile technology, it was easier to scale capacity with demand by starting with large cell sites and then adding sites as demand warranted. Finally, the desire for a converged, seamless broadband experience is contributing to the convergence of wired and wireless services. Both providers are moving closer in terms of the capabilities they need to offer—wired and mobile providers are implementing SDN and NFV capabilities and connecting to cloud service providers and, in doing so, are becoming increasingly alike. This assimilation is comparable to that which occurred with the first generation of broadband. Before broadband, telephone and cable television providers operated networks that were designed for distinct applications. Although both had wired infrastructure deployed to homes across the United States, the telephone-provider networks were designed for narrowband, two-way telephony while cable television networks were designed for one-way television distribution. With the move toward broadband platforms, the network architectures and the capabilities of the legacy telephone providers and cable television companies have coalesced. Today, Comcast and Verizon are more alike from a cost and product portfolio perspective than were the cable television and telephone companies of the 1980s. In an analogous process, the move to 5G will further drive convergence between wired and wireless network operators. Providing the sort of “ local area-coverage required of 5G is analogous to the challenges of providing fiber to a town: the costs go up with the area covered, rather than with the number of subscribers.

5.2 Stronger Competition Among MVNOs The drive toward stronger MVNO competition will come from multiple sources. First, the increased capacity of the facilities-based networks will make it more likely that the networks will be able to support new sorts of MVNOs models and provide assurance that robustly competitive wholesale markets for capacity will be available to support the MVNOs. Second, the intensifying competition among content (especially entertainment media providers noted earlier) and edge providers to offer more attractive offerings and to expand their control of the customer experience will create incentives for some to self-provision and manage more of the network functionality associated with the delivery of their products. The rise of CDNs, cloud services, and robust markets for the technologies that enable 5G will make self-provisioning a more viable option for the larger edge providers. This will create demand for MVNO strategies by larger content or application providers. In addition, increased retail market competition will provide increased opportunities for customer-segment-focused MVNOs (e.g., focusing on a particular class of programming or customer segment, etc.). The entertainment and media industries are important economic sectors, and their intensifying competition will drive competition at the network and services level to support their growing demand for network capacity.75 Third, the potential to enable Smart-X opportunities will also contribute to expanded demand for MVNO business models. The greatest promise of 5G to contribute significantly to resurgent productivity and economic growth rests with these Smart-X opportunities, and because Smart-X applications are likely to have quite a bit of domain-specificity to them, meeting the ICT needs of Smart-X is likely to expand opportunities for specialized MVNO providers. Thus, although there will obviously be similarities between the telecommunication services that Smart-healthcare and Smart-agriculture will require (e.g., both will want users to make telephone calls), there are also likely to be important differences. For example, the cybersecurity requirements or the need to support particular types of IoT deployments may be quite different across application domains. When Smart-X takes hold, domain-specificity will be mission-critical for the businesses that are involved. In many contexts, that will make adopters anxious to retain significant control, especially when the Smart-X applications are deeply embedded within their business processes. 5G networks are intended to enable the sort of functionality and flexibility to allow enterprise customers to assume more direct control over how their enterprise networks are provisioned and managed. The largest enterprises may elect to operate their own in-house MVNOs, while smaller enterprises may opt to purchase services from domain-specific MVNOs. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 29

Additionally, it is reasonable to expect that there may be benefits of scale, scope, or learning economies associated with some business functions (e.g., potentially some aspects of ePayments clearing or support for a cryptocurrency like Bitcoin) that may lead the providers of such services to operate purpose-built networks. In the world of Content Delivery Networks (“CDNs”), the largest content providers (Netflix, Google, Facebook) have opted to build their own customized CDNs rather than continue to rely exclusively on third-party CDN providers.76 These demand considerations suggest that the market for specialized MVNOs that are either directly integrated with the application providers (e.g. Facebook or Netflix becomes an MVNO for their customers, or a Smart-healthcare or Smart-agriculture MVNO emerges that caters to the customized needs of its focus sector) will increase. In many cases, the MNOs may choose to pursue such vertical market opportunities by integrating forward with their own specialized operations. However, such efforts are not without problems. They can lead to channel conflicts when the MNO finds its retail operations competing directly with its wholesale operations that are selling to competing retailers. The history of long distance telephone competition provides a ready example of how this can work to the benefit of those in favor of robust retail competition. In the 1980s, there were three national facilities-based wired telephony providers of long-distance service: AT&T, MCI, and Sprint. In addition, there were a large number of resellers that varied from partial facilities-based providers (e.g., ones that may have operated a few switches) to pure resellers (i.e., those who fully outsourced their network operations to one of the facilities-based providers and only managed the customer-facing retail operations). These long distance resellers were able to offer significant competitive discipline, including significant price competition, because there was an active and competitive market for wholesale long distance services. Each of the three large facilities-based providers had to have excess capacity in order to meet peak traffic needs, and because capacity in facilities-based telecommunication networks has to be added in lumpy increments. If there were only one facilities-based provider, it could have priced its wholesale services to extract the resellers’ surplus, denying them the ability to offer competitive discipline. With three facilities providers, there was excess capacity available, and the incentives of selling this to resellers helped ensure that the national long-distance network operators could not collude to cartelize the wholesale market. The competitive market for wholesale long-distance telephone capacity contributed to ensuring a competitive market for resellers, which in turn, helped ensure aggressive competition in retail long distance services. In the world of Content Delivery Networks (“CDNs”), the largest content providers (Netflix, Google, Facebook) have opted to build their own customized CDNs rather than continue to rely exclusively on third-party CDN providers.

Indeed, a reason the FCC concluded it was appropriate to deregulate markets for business telephone services in the 1990s (thereby helping advance the movement from legacy public utility regulation of telephone service toward market-based competition) was because of the widespread availability of bulk wholesale transport services in long-distance markets.77 In today’s world of 3G/4G MNO competition, MVNOs already are playing an important role in sustaining robust retail service competition. MVNOs are especially relevant in the markets for discounted and pre-paid mobile services. With the transition to 5G, the scope of options for MVNO competition and their importance in the competitive landscape is expected to increase. Moreover, the softwarization and virtualization capabilities noted earlier will make it easier for MNOs to offer MVNOs customized slices of their networks. These capabilities will make it feasible to support a robustly competitive wholesale market for the MNO services needed to support a robustly competitive ecosystem of MVNOs. Although the MNOs will be compelled to implement the softwarization and virtualization to lower their costs and to enable them to appeal to the increased demands for customized and enhanced services from evermore-demanding end-users in order to compete against other MNOs, these same capabilities will make it harder for MNOs to collectively avoid the intensifying competition that will come from MVNOs. 5.3 Increased Competition From Specialized or Local Facilities-Based Entrants A final vector for competition will come from local facilities-based entrants. In the 5G world of small cells and Smart-X environments, the potential for small, localized providers are greater. To the extent that high frequency spectrum in the millimeter wave bands (above 20 GHz) becomes important for 5G, making use of this spectrum will require small cells. The siting of small cells requires a lot of complementary infrastructure (site access, power, management of interconnection to wider-area networks) that may make more sense to manage locally where the spectrum is actually being used. For many of the Smart-X applications (such as Smart cities), the natural manager and deployer of much of the 5G infrastructure may be the city or municipality. The city may be able to justify the investment costs on the basis of specialized applications such as IoT for public safety (e.g., using sensors to detect gunshots and enable faster responses), for traffic management (e.g., to reduce congestion, improve public transportation, and manage parking), or for monitoring critical infrastructure (e.g., repair statuses of roads and bridges). In stadiums, factories, malls or other venues, the owner of the venue may be well-suited for deploying the infrastructure. In today’s world of “ 3G/4G MNO competition, MVNOs are already playing an important role in sustaining robust retail service competition. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 31

In addition to the above business models, there is growing interest in so-called “neutral hosts” business models. The case for these is to take advantage of the natural monopoly elements of much of the local 5G infrastructure by enabling the infrastructure to be shared. Softwarization and virtualization techniques that are used at the core of the networks can also be used in edge components, allowing those to be shared. A base station’s resources could be reconfigured to support multiple MNOs or sliced to provide MNOs with on-demand access to local 5G capabilities. MNOs have demonstrated their willingness to outsource components of their networks and share those with other MNOs already in the case of large coverage area cell sites. Historically, MNOs built out their mobile telephone networks by building their own cell towers. Today, most of the macrocell towers are owned by third parties who lease space on the towers to multiple MNOs. The towers support multiple base station radios. In a world of software radios, the towers can be smaller and the radios themselves can be shared. The increased incidence of end-user enabled Wi-Fi roaming (campuses and venues providing free Wi-Fi access, home-owners sharing Wi-Fi) is another example of how end-user provided local networking infrastructure can offer a new vector for competition that is only conceivable in the world of wireless. With the improvements in support for seamless mobility which 5G promises, additional technical barriers to end-users in venues and communities are falling, creating competitive alternatives to MNO services. While 5G is likely to enable new models for wholesale and retail local or otherwise specialized wireless facilities-based providers, these business models will not displace the need for national-scale MNOs, nor will they be likely to provide a sufficient platform for a wholesale market for facilities that would allow national scale MVNOs to survive without relying on the wholesale offerings of the national MNOs. With the improvements “ in support for seamless mobility which 5G promises, additional technical barriers to end-users in venues and communities are falling, creating competitive alternatives to MNO services.

In addition to the above business models, there is growing interest in so-called “neutral hosts” business models. The case for these is to take advantage of the natural monopoly elements of much of the local 5G infrastructure by enabling the infrastructure to be shared. Softwarization and virtualization techniques that are used at the core of the networks can also be used in edge components, allowing those to be shared. A base station’s resources could be reconfigured to support multiple MNOs or sliced to provide MNOs with on-demand access to local 5G capabilities. MNOs have demonstrated their willingness to outsource components of their networks and share those with other MNOs already in the case of large coverage area cell sites. Historically, MNOs built out their mobile telephone networks by building their own cell towers. Today, most of the macrocell towers are owned by third parties who lease space on the towers to multiple MNOs. The towers support multiple base station radios. In a world of software radios, the towers can be smaller and the radios themselves can be shared. The increased incidence of end-user enabled Wi-Fi roaming (campuses and venues providing free Wi-Fi access, home-owners sharing Wi-Fi) is another example of how end-user provided local networking infrastructure can offer a new vector for competition that is only conceivable in the world of wireless. With the improvements in support for seamless mobility which 5G promises, additional technical barriers to end-users in venues and communities are falling, creating competitive alternatives to MNO services. While 5G is likely to enable new models for wholesale and retail local or otherwise specialized wireless facilities-based providers, these business models will not displace the need for national-scale MNOs, nor will they be likely to provide a sufficient platform for a wholesale market for facilities that would allow national scale MVNOs to survive without relying on the wholesale offerings of the national MNOs. With the improvements “ in support for seamless mobility which 5G promises, additional technical barriers to end-users in venues and communities are falling, creating competitive alternatives to MNO services.

This sets the stage for closer convergence between fixed and mobile network providers and brings us one step closer to realizing the future of always and everywhere connectivity that is part of the vision of Pervasive Computing and the Smart-X future of converged real and virtual worlds. From an MNO network perspective, 5G represents the next round of order-of-magnitude improvements and investment that will be required to advance this vision and enable the potential for economic growth that Smart-X promises. However, even without Smart-X, MNOs need to continue to invest significantly in order to expand capacity and reduce the costs of carrying exponential growth in mobile broadband traffic. Most of this traffic growth in the near-term is associated with the explosion in entertainment video traffic, as more content shifts from traditional delivery platforms to broadband-based platforms, including increasingly mobile broadband. Addressing exponential traffic growth cost-effectively while enabling the enhanced service management capabilities that 5G requires (and are being demanded by today’s more demanding 4G MNO enterprise and consumer customers), MNOs are being compelled to adopt more agile spectrum management capabilities, softwarization and virtualization network architectures, and small cells all at the same time. For the national MNOs that want to remain full-service providers, this is contributing to the potential and need to realize ever-larger scale and scope economies. The scale necessary for operating a national-scale MNO is increasing, rendering it less viable for smaller MNOs (like T-Mobile or Sprint) to sustain the pace of investment required to remain competitive with the largest two MNOs (Verizon and AT&T). At the same time, market and technical trends are driving the convergence of fixed and mobile networking and the enhanced capabilities and localization of advanced wireless networking are creating new vectors for competition that further puts pressure on legacy national MNOs. The best prospect for sustaining robust competition among national MNOs is via the merger of T-Mobile and Sprint to form New T-Mobile. The merger represents a pro-competitive response by two providers with synergistic reasons for combining to better address the challenges of remaining a viable competitor in the 5G future. The future of broadband and 5G is uncertain, but the success of robust competition and demand for 5G holds the promise of significant economic growth. Wireless networks of all kinds will be important if the 5G vision is to be realized. A merger of T-Mobile and Sprint offers important benefits in terms of helping to ensure sustainable and viable facilities-based competition among MNOs in the near to middle-term, and in promoting aggressive investment across the entire broadband ecosystem directed at enabling the 5G vision. Additionally, realizing the 5G vision will expand options for new vectors of competition from MVNOs, local providers, and more intense intermodal competition among fixed and mobile network operators.

About the Author Dr. William Lehr is an economist and industry consultant. He is a research associate in the Computer Science and Artificial Intelligence Laboratory at the Massachusetts Institute of Technology, currently working with the Communications Futures Program, which is an industry-academic multidisciplinary research effort focused on road mapping the communications value chain. Previously, Dr. Lehr was the associate director of the MIT Research Program on Internet & Telecoms Convergence, and was an associate research scholar and assistant professor on the faculty of Columbia University ‘s Graduate School of Business. Dr. Lehr’s research focuses on the economics and regulatory policy of the Internet infrastructure industries. He teaches courses on the economics, business strategy, and public policy issues facing telecommunications, Internet, and eCommerce companies, and is a frequent speaker at international industry and academic conferences. He has published articles on such topics as the impact of the Internet on the structure of the communications infrastructure industries, telecommunications regulation, and the pricing of Internet services. He is currently engaged in research on the convergence of the Internet and telecommunication services and the implications for corporate strategy and public policy. In addition to his academic research, Dr. Lehr provides litigation, economic, and business strategy consulting services for firms in the information technology industries. Dr. Lehr has advised information technology companies on strategic marketing, pricing, financial planning, and competitive strategy; and government agencies in the United States and abroad on telecommunications policy matters. Dr. Lehr has prepared expert witness testimony for both private litigation and for regulatory proceedings before the FCC and numerous state commissions. Dr. Lehr holds a PhD in Economics from Stanford (1992), an MBA from the Wharton Graduate School (1985), and MSE (1984), BS (1979) and BA (1979) degrees from the University of Pennsylvania. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 35

SOURCES respect to time, geo space, or context. This allows 1 The author would like to acknowledge the support of T-Mobile in preparing this white paper. All views expressed herein are the author’s own. 2 The merger was announced April 30, 2018, and applications were filed with the FCC to transfer control on June 18, 2018. See Drew FitzGerald, Dana Cimilluca & Dana Mattoli, T-Mobile Agrees to Buy Sprint in $26 Billion Deal, Wall St. J. (Apr. 29, 2018), https://on.wsj. com/2HBQwd6; Commission Opens Docket for Proposed Transfer of Control of Sprint Corporation to T-Mobile US, Inc., Public Notice, DA 18-625 (rel. June 15, 2018), https://bit.ly/2AQaBJq. 3 See Morgan Stanley, Telecoms Send Mixed Signals on 5G Wireless (Nov. 9, 2017), https://mgstn.ly/2vLY07U. 4 For example, McKinsey & Co. forecasted the potential global impact of IoT to be $3.9 to $11.1 trillion per year by 2025. See McKinsey & Co., The Internet of Things: Mapping the Value Beyond the Hype 3 (June 2015), https://mck.co/2gyPezB (“Value Beyond the Hype”). 5 See Kevin Barefoot et al., Bureau of Econ. Analysis, Dep’t of Commerce, Defining and Measuring the Digital Economy 3 (Mar. 15, 2018) (working paper), https:// bit.ly/2Lcov8O; Roger Entner, The Wireless Industry: Revisiting Spectrum, The Essential Engine of US Economic Growth, Recon Analytics LLC 8 (Apr. 2016), https://bit.ly/2mCOEE0. 6 If and when we actually achieve the 5G performance targets identified in the ITU specifications (see Int’l Telecomm. Union, Recommendation ITU-R M.2083-0: IMT Vision – Framework and Overall Objectives of the Future Development of IMT for 2020 and Beyond (Sep. 2015), https://bit.ly/2bl8QU2) (“IMT Vision”), then we may choose to identify the next steps forward as “6G.” 7 Networking allows resources to be accessed, combined and shared. A networked computer is much more useful and powerful than a standalone computer. Moreover, networked computing, storage and communications (transport) resources can act as substitutes, expanding the productive potential when used together. For example, in telecommunication networks, transmission capacity needs (and hence, costs) and traffic loads may be reduced using computation (video compression) or storage (content caching). Such resource flexibility and substitutability expands options for load balancing and customizing service offerings. 8 The world of IoT includes individuals talking to appliances and machines talking to other machines (“m2m”). The appliances and machines may be big (e.g., HVAC system in a building, factory machine tool, or mainframe computer) or small (e.g., a sensor/actuator embedded in a pet or in the environment). In a 5G world of Pervasive Computing, the availability of networks and computing resources should not be limiting constraints on who or what is able be digitally networked. 9 The vision of Pervasive Computing expressed here is optimistic in so far as it describes how ICTs can expand the productive frontiers of the economy; however, this does not mean that we will succeed in operating at the productive frontier or that there will not also be problems or that everyone is or should be happy with the prospect of living in a world where computers and electronic communications are more ever present than already. Such normative considerations are beyond the scope of this paper. 10 Choice in connection modalities is important for many users and applications. For example, privacy and cybersecurity considerations call for nuanced control and support for multiple options over how end-users (whether individuals or devices) are digitally connected in the 5G future. 11 Mobility can mean a range of things: services should be sustained at both high speeds (e.g., while flying in a plane or driving down the highway) and low speeds (e.g., sitting at a café or walking through a mall). Indeed, fixed location services are just a special case of a mobile service. Portability is a form of mobility and implies the ability to move a service across platforms or to new locations or contexts (e.g., accessing television services from multiple devices). Enabling seamless mobility allows end-users or their applications to connect via multiple devices and to have a predictable and satisfactory experience that is supported as they move through the environment where the movement can occur in any dimension (e.g. geo-space, time, or context). Ensuring seamless mobility presents a significant challenge since individual flows have to be protected from congestion and other network disruptions. 12 Ubiquitously available means everywhere in geospace (e.g. inside buildings, in the city and in the woods) and with sufficient capacity to meet demand over time whenever, wherever demand arises. 13 Since demands will naturally fluctuate as individuals and their devices change what they are doing, capacity and services will need to adapt in real-time, scaling as needed. 14 These performance targets are based on the ITU-2020 requirements. See IMT Vision. 15 Faster data rates provide additional head-room to accommodate fluctuations in performance. For example, faster-than-real-time delivery of content can feed buffers that can be used to smooth temporary congestion. This also contributes to lowering costs by enabling more efficient network management since increased tolerance for temporary congestion reduces the peak capacity provisioning requirements, allowing the network to be operated closer to full utilization. 16 Productive efficiency means that goods and services are produced at the lowest resource cost; allocative efficiency means that scarce resources are devoted to their most valuable, welfare-maximizing uses; and dynamic efficiency means efficiency is preserved over time. 17 ICT-enhanced business intelligence can help improve forecasting, enable real-time monitoring for rapid response to changes, and empower operational management. 18 Network or application performance can be customized on a more granular and dynamic basis with services to adjust as user needs change over time (e.g., to accommodate fluctuating needs for faster data rate support based on what the user is actually doing), by location, or by context (e.g., accommodating different traffic management or security requirements depending on the nature of the application). Finer granularity means customizations can occur over shorter time-scales (real-time), smaller geographic areas (personal-space wireless networks), and more complex (rich) contexts. Enhanced ability to customize services to supply-and-demand conditions unlock economic surplus (customer value and cost-saving opportunities). For example, the ability to respond automatically to faults (e.g., re-route traffic, send alerts) can enhance the robustness and reliability of services, better managing risks and enabling more predictable services. 19 Users can control which device to answer a video call on and trust that the service will provide a good and predictable experience wherever they are (in town or in the country, indoors or outdoors, at home or at a concert, etc.). 20 ICTs allow richer, faster, and more flexible communications and decision-making by enabling electronic communication, information gathering, computation and control at a distance. This makes it feasible to reorganize economic activities to make them more responsive to changes in local conditions. Just-in-time production enables faster inventory turnover, higher factory utilization rates, and closer matching of market supply and demand, which helps businesses lower costs. Such capabilities have become increasingly necessary for firms to compete in the digital economy. Market-of-one customization refers to the ability of ICTs to allow economic decisions to be customized on a more granular basis, from real-time-control of factory production to on-demand manufacturing of custom-fit blue jeans. 21 See Value Beyond the Hype. Other analysts have produced similarly large estimates: Bain forecasts 2020 annual revenues for IoT could exceed $470B; General Electric predicts investment in industrial IoT to top $60 trillion over the next 15 years (see Louis Columbus, Roundup Of Internet Of Things Forecasts and Market Estimates, 2016, Forbes (Nov. 27, 2016), https:// bit.ly/2Lw3ie0). For additional estimates, see Adam Thierer & Andrea O’Sullivan, Projecting the Growth and Economic Impact of the Internet of Things, Mercatus Center, George Mason Univ. (June 15, 2015), https://bit. ly/2O7Reyd. 22 See Accenture, Winning with the Industrial Internet of Things 3 (2015), https://accntu.re/2mynldI. 23 See Accenture, Smart Cities: How 5G Can Help Municipalities Become Vibrant Smart Cities 1 (2017), https://bit.ly/2pMuM4y. 24 For example, the digital transformation will require workers with the appropriate digital skills and automation will reduce demand for labor in many traditional tasks. Acquiring the requisite skills is shifting education toward lifetime learning (something that eLearning solutions can help with). Within industries, some firms are more successful than others in adapting to the new digital economics, and the new digital capabilities are creating new markets and redefining market boundaries. The uneven growth can contribute to Digital Divides along many dimensions. A number of authors have pointed to the need for national strategies to help coordinate policies across all sectors of the economy in order to realize the benefits of investments in ICTs. See, e.g., World Bank, World Development Report 2016: Digital Dividends (May 2016), https://bit.ly/2werCaF; Nagy K. Hanna, Mastering Digital Transformation: Towards a Smarter Society, Economy, City and Nation (2016). 25 The fact that mobile users often access broadband data and other cellular services via Wi-Fi demonstrates how entwined the worlds of fixed and mobile broadband have become. Indeed, the ability to off-load cellular traffic to fixed broadband networks via Wi-Fi has enabled cellular traffic to scale faster than would have been possible if all of the traffic had to be carried with existing cellular capacity. For a discussion of the benefits of Wi-Fi off-loading, see Richard Thanki, The Economic Significance of License-Exempt Spectrum to the Future of the Internet 36-40 (June 2012), https://bit.ly/2LeGzEi. 26 Some of the advanced technologies that 5G will need to make use of include RF in millimeter wave bands (above 30 GHz), massive MIMO (using multiple antennas to allow disambiguation of digital signals that follow different paths from the transmitter to the receiver), beamforming (antenna technology to provide fine-grained focusing of radio signals), full duplex (enabling the same frequency for simultaneous reception and transmission which eliminates the need for paired frequencies for upstream and downstream channels), and small cells (to expand spectrum capacity, take advantage of smaller/portable base stations with lower power and smaller antennas, etc.). For a layman’s description of these technologies, see Amy Nordrum & Kristen Clark, Everything You Need to Know About 5G, IEEE Spectrum (Jan. 27, 2017), https://bit.ly/2OV1Dhh. 27 Softwarization refers to the replacement of traditional “hardware” solutions with software solutions. Once business and technical functionality is moved into software it is easier to modify and relocate. Virtualization refers to the capability, enabled by softwarization, of creating a virtual machine platform that can simulate the operations of different hardware and software environments and isolate those simulations from the underlying hardware and software on which it is deployed and from other virtual machines that may share those resources. See, e.g., What is Virtualization?, Red Hat, https://red.ht/2nlNDAn (last visited Aug. 8, 2018). 28 See Cisco, Cisco Visual Networking Index: Forecast and Methodology, 2016-2021 (Sep. 15, 2017), https://bit. ly/2mxglxY (“Cisco VNI Sept 2017”). 29 In 2016, video already accounted for 60 percent of traffic. See Cisco, Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2016–2021 White Paper (Mar. 28, 2017), https://bit.ly/2vu69MQ. By 2020, Cisco forecasts that Internet video traffic will be 82 percent of all consumer Internet traffic in 2020, up from 73 percent in 2016 (see Cisco VNI Sept 2017). 30 Audio and video offerings are being offered with differing degrees of resolution (but increasingly those options include higher-resolution options) and access to expanded libraries (“infinite” digital libraries). Providing access to ever-larger libraries of content imposes additional challenges on the underlying network infrastructure. For example, encoding content incurs a computation cost. For popular content that is to be viewed many times by multiple consumers on multiple devices (each requiring different resolution), it may be optimal for the content provider to incur the fixed encoding cost once and then incur the costs to cache multiple copies close to the consumers (to reduce access latency and transport costs). For rarely viewed content, the provider may elect to store the content at more remote servers, encode the content on the fly, and rely on faster (potentially real time) network delivery to get the content to the consumer so that the consumer has a responsive, high-quality experience regardless of what selection the consumer is making from the provider’s digital archives. Meeting the more demanding requirements of content and application providers requires the MNOs to upgrade their networks. Failing to do so risks the largest content providers integrating forward to provision their own customized delivery networks, something that is also happening as I discuss further below. 31 Radio networks operating in different bands and local environments have quite different design and operating constraints. For example, lower frequency spectrum is less abundant (there is only 1 GHz below 1 GHz but lots more spectrum above that), more crowded, but has better non-line-of-site (“NLOS”) propagation and requires fewer cell sites per area to provide coverage and is better at penetrating walls and other obstructions (e.g., leaves). Higher frequency spectrum is more abundant (offering more bandwidth capacity), the antennas are smaller (good for multiple antennas and smaller radios), but it is less capable of penetrating obstacles and supporting NLOS connectivity. However, advances in radio technologies from signal processing (e.g., new modulation schemes and MIMO) to antenna design (e.g., arrays) have allowed radio networks to better address the challenges posed by operating with different spectrum resources. 32 The same equipment and software solutions that the large national MNOs are using to more efficiently manage their large and diverse portfolios of spectrum assets are providing would-be competitors new options for overcoming asymmetric spectrum access costs. 33 For further discussion of what the transition to smaller cell architectures will mean see William Lehr & Miquel Oliver, Small Cells and the Broadband Ecosystem (25th European Regional Conference of the International Telecommunications Society, conference paper, June 2014), https://bit.ly/2OmczmL (“Small Cells and the Broadband Ecosystem”). 34 See Cisco, Fog Computing and the Internet of Things: Extend the Cloud to Where the Things Are (2015), https:// bit.ly/2eYXUxj; Tuyen X. Tran et al., Collaborative Mobile Edge Computing in 5G Networks: New Paradigms, Scenarios, and Challenges, IEEE Comm., Apr. 2017, at 54-61, https://bit.ly/2nvF5Y1. 35 Not all 5G devices and networks will be connected to MNO networks or be globally accessible via the Internet. Privacy, cybersecurity, cost, market strategy or other concerns may provide a basis for end-users or 5G service providers to control how devices connect. For example, application developers for home, factory, or office automation may wish to deploy 5G sub-networks downstream of firewalls or even as isolated, standalone (sand-boxed) networks. Even if such networks never connect to MNO’s networks, they will be part of the 5G wireless ecosystem and contribute to the aggregate demand for 5G technology. 36 See Olga Kharif & Scott Moritz, Upgrade to 5G Costs $200 Billion a Year, May Not Be Worth It, Bloomberg (Dec. 18, 2017), https://bloom.bg/2Bb8nnK. 37 See Diana Goovaerts, iGR Study Forecasts $104B Cost to Upgrade LTE Networks, Build Out 5G Network, Wireless Week (Dec. 7, 2015), https://bit.ly/2mBjHjk. Another study by Deloitte Consulting estimates that an additional $130 to $150 billion in fiber investment will be required over the next five to seven years to support the transition to 5G. See Deloitte, Communications Infrastructure Upgrades (July 2017), https://bit.ly/2LJ9JY0. 38 SNL Kagan forecasts that there will be 138,000 small cells by the end of 2018 and 363,000 by the end of 2021. The SNL Kagan forecast is reported in an Accenture strategy report, see Accenture, Impact of Federal Regulatory Reviews of Small Cell Deployment 3 (Mar. 12, 2018), https://bit.ly/2JKXkRC. 39 Herbert Blum et al., Why the 5G Pessimists are Wrong, Bain & Co. 4 (June 28, 2018), https://bit.ly/2Mblday. 40 Sprint Corp. and T-Mobile US, Inc., Joint Application for Consent to Transfer Control of International and Domestic Authority Pursuant to Section 214 of the Communications Act of 1934, as Amended, Declaration of David Evans, WT Docket No. 18-197 at 41 (June 2018), https://bit.ly/2Lt25Ex (“Evans Decl.”). 41 An Exabyte is a billion Gigabytes (“GB”). Ericsson, Ericsson Mobility Report, at 14, 33, 35 (June 2017), https:// bit.ly/2szKfGz. 42 See Ferry Grijpink et al., The road to 5G: The inevitable growth of infrastructure cost, McKinsey & Co. Telecomm. (Feb. 2018), https://mck.co/2uUn2he. 43 See Balamurali Thekkedath, Network Functions Virtualization for Dummies (2016) https://bit.ly/2Ldi6iu; Kathy Pretz, The ‘Softwarization’ of Telecommunications Systems, IEEE: The Institute (July 20, 2016) https://bit. ly/2bdCIpM; Naoki Oguchi et al., Virtualization and Softwarization Technologies for End-to-end Networking, 53 FUJITSU Sci. Tech. J. 78-87 (2017), https://bit. ly/2AT6H2v. 44 Oughton and Frias (2017) estimate that the transition to SDN and NFV can significantly reduce operating costs (63%) and capital costs (68%) relative to traditional cost models. See Edward Oughton & Zoraida Frias, The Cost, Coverage and Rollout Implications of 5G Infrastructure in Britain, Telecomm. Policy 3 (July 29, 2017), https://bit. ly/2L4ScIV. 45 See Craig Mathias, What is Virtualization?, Network World (Oct. 26, 2017), https://bit.ly/2zRdAgr; What is virtualization?, Red Hat, https://red.ht/2tZDa43 (last visited July 1, 2018). 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46 See Charles McLellan, XaaS: Why ‘Everything’ is Now a Service, ZDNet (Nov. 1, 2017) https://www.zdnet.com/ article/xaas-why-everything-is-now-a-service/. 47 See Press Release, Gartner Inc., Gartner Forecasts Worldwide Public Cloud Services Revenue to Reach $260 Billion in 2017 (Oct. 12, 2017), https://www. gartner.com/newsroom/id/3815165. Public clouds are distinguished from private cloud services. Public clouds are accessible via the Internet and are shared infrastructure. 48 Fat clients are more substantial user applications running on more capable edge-devices like personal computers or higher-end tablets or smartphones that have on-board computing and storage capabilities to support a high-degree of functionality on the end-user device. Thin clients are less substantial and need to rely more heavily on network-hosted cloud resources and services for computing, storage and other communications functionality. Thin clients may run on high-end, capable devices (a question of application design) or on much less capable devices, such as digital appliances (sensors) that lack the on-board capacity to support fat client applications. Peer-to-peer computing (associated in the mass market with the rise of personal computing) is associated with fat clients, whereas client-server architectures are often associated with thin clients, and now with cloud architectures. The choice of fat or thin client involves a choice of where to put ICT smarts and has implications for power utilization, management control, security, reliability, and virtually every other aspect of computer system design. 49 The communications capacity of RF is limited by the ability of receivers to disambiguate the information in the signals they want to receive. The signals from other transmitters appear as noise to a receiver. Technology allows signals associated with different transmissions to be separated in many ways—in time, space (separate the transmitters and receivers in geo-space or by the direction in which the signals move through the air), in code (use digital codes to identify packets of information destined to particular receivers), or some other dimension in which RF waveforms may be modified. The limits of receiver technology and wireless network infrastructure limit the effective capacity of our spectrum resources. 50 With certain types of traffic (e.g., legacy voice telephony), well-known probability distributions (e.g., Erlangs) can be used to model the stochastic behavior of traffic. However, in the rapidly evolving markets for wireless services, no one has a perfect crystal ball to forecast how the mix of traffic will evolve and the expanding matrix of players with control over traffic flows (from end-users to CDNs, from device manufacturers to ISPs) renders traffic planning inherently uncertain. This increases the need for the network flexibility and rapid scalability of 5G networks and cloud services that is supported by the fundamental trends discussed earlier. 51 Typically, for network critical functionality for a large network, redundant “hot” facilities are needed, which means two network operations centers, each with the capability of assuming control of the functionality in the event that one of the NOCs goes down. The need to provision for highly reliable services further increases the costs of network provisioning. See William Lehr, Reliability and the Internet Cloud (June 2012), https://bit. ly/2O9AruI. 52 As will be discussed further below, these are forces helping to propel the drive toward more extensive MVNO and niche competition. 53 As noted earlier, with small cells it is easier to target capacity investments to local hot spots, enabling more fine-grained management of capacity expansions (rendering such investments less lumpy and more scalable); however, the significant growth in aggregate traffic volumes continues to require substantial investments in expanding capacity across the network. 54 It is worth noting that the enterprise offerings of T-Mobile and Sprint are much more limited than those available from AT&T and Verizon. 55 See Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services, Twentieth Report, 32 FCC Rcd 8968, Table II.B.1 (2017) (“FCC 20th CMRS”). The FCC 20th CMRS only provides data on combined MNO retail and wholesale connections. The FCC does not provide data separately for retail and wholesale connections. 56 See Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services, Fourth Report, 14 FCC 10145, Table 4 (1999) (“FCC 4th CMRS”) (for 1997 data); Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services, Eleventh Report, 21 FCC Rcd 10947, Table 4 (2006) (“FCC 11th CMRS”) (for 2005 data). In 2005, AT&T had not yet acquired BellSouth (renamed Cingular Wireless), which occurred in 2006. See Cingular Merger Timeline, AT&T, https://soc. att.com/2KyezYh (last visited Aug. 1, 2018). 57 Subscribership has grown from 46,375,849 (1997) to 378,554,642 (2016) (see Table III.A.ii in FCC 20th CMRS). Wireless data use has increased from 388 billion MB (2010) to 13.7 trillion MB (2016) (see app. 1, Chart 1, FCC 20th CMRS). 58 See Evans Decl., Tables 4 and 16. 59 See FCC 20th CMRS, Chart II.C.1 (2016 Revenue Shares). As discussed above, the FCC 20th CMRS does not provide data that would allow one to present shares separately on the basis of retail connections. 60 The data for this table is reproduced from Evans Decl., Exhs. 8-9. 61 See FCC 20th CMRS, Chart II.B.6. Higher churn rates imply higher customer acquisition costs and other operating costs, adding to the challenges that T-Mobile and Sprint must confront. 62 Sprint and T-Mobile are using their spectrum to support their 4G LTE customers and the need to continue providing service to those customers during the transition limits the spectrum and other resources available to build out their 5G networks. 63 The French government presented a roadmap for deploying 5G networks across France on July 16th. See Sandrine Cassini, Sebastien Soriano: Sur la consolidation dans les télécoms, la porte de l’Arcep s’entrouvre, Le Monde (May 22, 2018), https://lemde.fr/2Lmcu5v. 64 See Dep’t. for Digital, Culture, Media and Sport, Future Telecoms Infrastructure Review, July 23 2018, ¶ 190, (July 23 2018), https://bit.ly/2OPAZ8m. 65 Id. ¶ 191. 66 The personalization of mobile services has benefits and costs—it gives individuals potentially better control over how their service is used but it may make it difficult to share resources with others. The ability to use cellular services as mobile hotspots (allowed under many subscriptions) or to pool data allowances can mitigate those differences. 67 For subscribers for whom the performance of mobile broadband is good enough or who are budget constrained, on a quality-adjusted price basis, mobile broadband may be a sufficiently good substitute to induce those subscribers to cut the cord. In economic terms, however, mobile and fixed are likely to be substitutes in-so-far as an increase or decrease in the price of one is likely to result in an increase or decrease in the demand for the other. See William Lehr, Mobile Broadband and Implications for Broadband Competition and Adoption, Social Science Research Network 23-24 (Nov. 2009), https://bit.ly/2KFMo8p. 68 The data from the July-December 2016 survey found that 50.8% of the households in the U.S. were wireless-only (see Stephen J. Blumberg & Julian V. Luke, Nat’l Ctr. for Health Statistics, Wireless Substitution: Early Release of Estimates from the National Health Interview Survey, July-December 2016 1 (May 2017), https://bit.ly/2pC9LZ7). 69 Fixed line telephones have been declining for years. For quite a while, the need for dial-up Internet access, fax, and second lines for children drove many households to subscribe to multiple fixed telephone lines. With the rise of Voice over Internet Protocol (VoIP) telephone service, a growing number of subscribers started using their broadband access connections to support their telephone service. Today, providers like Comcast and Verizon provide their telephone service via VoIP, but do not route it via the broadband access service. Although increasingly, most who offer basic VoIP telephone service also offer an Internet application to allow their subscribers to use their fixed line telephone service as a mobile service wherever the subscribers have a broadband access connection. 70 See Aaron Pressman, Why cord cutting is spreading to broadband Internet subscribers, Fortune (Oct. 5, 2016), https://for.tn/2OV3HWv. Pew Research surveys found that 20% of adults do not use broadband at home, but have smartphones, which is up from 8% in 2013 (see Pew Research Center, Mobile Fact Sheet (Feb. 2018), https:// pewrsr.ch/2inUJzB). 71 See Andrew Martonik & Joe Maring, What is Project Fi, how does it work, and why do I want it?, Android Central (Aug. 15, 2018), https://bit.ly/2OpZlWp.

72 See Mari Silbey, US Cable WiFi Hotspots Near 17 Million, Light Reading (July 6, 2016), https://ubm. io/2LsBQOt; see also Klint Finley, Comcast’s New Mobile Service is a Good Deal, But Maybe Not Good Enough, Wired (Apr. 6, 2017), https://bit.ly/2o04jfA. 73 See Small Cells and the Broadband Ecosystem. 74 For example, a user who wants to review a spreadsheet or watch a movie is unlikely to want to do that when driving a car (although the passengers may wish to). Moreover, seamless lower-speed service hand-offs are increasingly able to be supported in Wi-Fi networks (e.g., keeping a telephone call connected while moving from one Wi-Fi access point to another at walking speeds). 75 Although the changing dynamics of competition in the entertainment industries will drive additional economic growth, much of the economic impact will be associated with shifting revenues and profits among industry players rather than creating new economic opportunities. For example, the movement of video entertainment to Internet platforms accessed via broadband access results in revenues being displaced from traditional subscription cable and satellite TV services to new channels rather than the creation of wholly new revenue streams. For further discussion, see William Lehr & Douglas Sicker, Would You Like Your Internet With or Without Video?, 2017 J. of L., Tech. & Policy 73-140, https://bit.ly/2A0nNLl. 76 See, e.g., Volker Stocker et al., The Growing Complexity of Content Delivery Networks: Challenges and Implications for the Internet Ecosystem, 41 Telecomm. Policy 1003-1016 (2017), https://bit.ly/2Ol8AH8. 77 In 1991, the FCC found the outbound business services market segment to be “substantially competitive” based principally on its finding “that the business services marketplace is characterized by substantial demand and supply elasticities.” Competition in the Interstate Exchange Marketplace, Report and Order, 6 FCC Rcd 5880 ¶ 36 (1991). That finding was reaffirmed (see AT&T Corp., Order, 11 FCC Rcd 3271 ¶ 89 (1995)) and a similar finding was made with respect to inbound (i.e., 800) services in 1993, once 800 numbers were made portable (see Competition in the Interexchange Marketplace, Second Report and Order, 8 FCC Rcd 3668 ¶ 10 (1993)). Vector Graphics Provided by Vecteezy.com. FUTURE OF BROADBAND COMPETITION IN A 5G WORLD | 39

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

COMPETITION IN WIRELESS The TELECOMMUNICATIONS: Role of MVNOs and Cable’s Entry into Wireless MICHELLE CONNOLLY, PH.D. SEPTEMBER 2018

TABLE OF CONTENTS                01. Executive Summary [ P. 3 ]    Introduction [ P. 6 ] Current Marketplace for Communications Services [ P. 7 ] The FCC’s Definition of Mobile Telephony/Broadband as of 2017 [ P. 11 ]    03. Competitive Impact of Non-Facilities Based MVNOs on MNOs [ P. 13 ]    Competitive Impact of Cable Operator MVNOs on MNOs [ P. 17 ] Current Cable Provided Wireless Service [ P. 20 ] Wi-Fi [ P. 23 ] Reduced Entry/Expansion Costs for Cable Operators [ P. 27 ] Ability to Bundle by Cable Operators [ P. 29 ] Returned Entry into Spectrum License Ownership [ P. 32 ] Planned 5G Deployment [ P. 33 ]    05. Conclusion [ P. 35 ]    About the Author [ P. 37 ]                2

01.                EXECUTIVE SUMMARY*                This report examines the competitive effects of Hybrid Mobile Network Operators (HMNOs)— mobile virtual network operators that rely in large part on self-deployed facilities—on the market for mobile wireless services and recommends that the Federal Communications Commission (FCC) broaden its now antiquated definition of the mobile telephony and broadband market to account for HMNOs. HMNOs share certain characteristics of both facilities-based carriers (Mobile Network Operators or MNOs) and non-facilities-based providers of mobile services (Mobile Virtual Network Operators or MVNOs). An understanding of MVNOs therefore partially illuminates the competitive impact of HMNOs, but HMNOs are poised to play a competitive role in the wireless                marketplace that goes substantially beyond that of traditional MVNOs. The FCC’s current narrow definition of the wireless market, which includes only facilities-based MNOs, inaccurately reflects how the market is satisfying consumer demand for mobile broadband services. HMNOs—particularly cable operators that are of-fering mobile wireless services—are well positioned to compete aggressively in the wireless broadband market and have already begun to do so. In evalu-ating wireless marketplace transactions, including the proposed merger of Sprint and T-Mobile, the FCC should consider the competitive effects of HMNOs.     This report has been underwritten by T-Mobile. Any opinions expressed in this report are those of the author alone.    3

HMNOs use a combination of facilities to provide wireless service and are not as reliant on MNOs as are pure MVNOs. Cable operator HMNOs own high-capacity network facilities that enable them to offload a majority of the voice and data traffic coming from mobile devices onto their fixed broadband networks. For example, rather than relying solely on their MVNO agreements to use Verizon’s mobile network, Comcast and Charter Communications use their own extensive Wi-Fi hotspot networks to deliver wireless service to their customers over wide geographic areas. Comcast and Charter thus are providing wireless service using a hybrid strategy, combining a traditional non-facilities-based MVNO agreements and facilities-based MNOs. HMNOs have launched successfully and are growing rapidly. Comcast’s mobile service is currently only available to customers of Comcast’s fixed broadband service, but it has already attracted 781,000 mobile customers in just over a year—nearly doubling its subscriber count between the end of 2017 and June 2018. Comcast will also be able to leverage its large stock of 600 MHz licenses to vastly expand its mobile footprint and provide more mobile services using its own facilities. In addition, Charter recently activated its MVNO agreement with Verizon, and Altice announced plans to launch its HMNO service relying, in part, on the Sprint network in 2019. Cable HMNOs have complementary assets that will make them strong competitors. Comcast and Charter are already well-positioned to be effective competitors in the wireless market because they: o have an existing base of over 57 million customers and a fixed network that passes almost an equal number of potential customers; o have high quality, low-latency fiber and coaxial cable networks that greatly reduce the costs of expanding their customer base; o already have the right to install facilities in public rights of way, which can accelerate each company’s ability to upgrade, expand, and densify its wireless network;                4

o possess the ability to provide double, triple, and even quadruple play bundles for services including, traditional video, fixed voice, fixed broadband and mobile; and o are creating mobile platform partnerships with each other and are actively investing to expand their wireless capabilities through the combined use of licensed and unlicensed spectrum. HMNOs should be considered as part of the relevant mobile services market. Cable HMNOs’ entry into the wireless market has already increased competition. The impact of this intensified competition on price discipline will grow in the next couple of years. Accordingly, any analysis of the mobile telephony/ broadband market must at the very least include HMNOs.                5

02.                Introduction                 The proposed merger between T-Mobile and Sprint has brought renewed attention to issues of competition in wireless telephony/ broadband. The technology and services in this marketplace, as well as the communications market generally, have evolved and continue to evolve quickly. At this time of change, it is worth taking a fresh look at the new landscape of mobile services. In 2010, the FCC decided to not consider Mobile Virtual Network Operators when analyzing the competitiveness of the wireless market. The argument made for this exclusion was that MVNOs relied entirely on Mobile Network Operators for wholesale access to facilities and, therefore, had no ability to compete with MNOs in terms of network    investments and upgrades.    MVNOs and MNOs partner together because it is mutually beneficial for them to do so. This remains true for cable MVNOs and MNOs. However, the relative bargaining power and ability to compete directly with MNOs has changed with the launch of mobile services by cable operators through MVNO agreements within the last eighteen months. By leveraging their own facilities-based backhaul and fronthaul infrastructure, cable operators have already started to siphon off mobile customers from incumbents. Moreover, cable operators are working to reduce their long-term reliance on MNO wireless networks by: (1) partnering with each other to provide more national footprints;     6

aggressively expanding their ability to provide wireless services, primarily over their existing fixed broadband networks using Wi-Fi hotspots; and (3) even experimenting with adding LTE radios and 5G small cells to their networks. This report considers the role of both traditional MVNOs and the new role of cable Hybrid Mobile Network Operators in providing direct competition and imposing price discipline on MNOs. Increasing substitutability between mobile and fixed services is undeniably leading to greater competition in the provision of both wireless and fixed services. As such, the marketplace for wireless telephony/broadband must now take into account the new role that cable operators are playing in this market, whether labeled MVNOs or not. BTIG directly addresses the issue of the pricing discipline that cable operator offerings of mobile services will have on MNOs: The re-entry of cable operators into wireless is obviously not just about capturing a share of the paltry industry growth, it’s about taking customers from the incumbents and holding back the inevitable rise in Pay TV churn, an industry in the midst of a major disruption. The real concern for wireless investors is therefore not about cable’s share of industry growth, but rather whether cable operators will reverse the downward trend of record low wireless churn and induce price cuts by the wireless operators.1 A. CURRENT MARKETPLACE FOR COMMUNICATIONS SERVICES Before discussing the role of MVNOs, and, in particular, the entry of cable operators into wireless services, it is worth providing an overview of the communications market more generally.                7                Figure[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] 1. Traditional Video Subscribers [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] Source: See McAlone, infra note 4, at Figure 7.

Traditional, TDM-based landline telephony has declined rapidly due to substitution to IP, VOIP, and wireless services.[2] The Centers for Disease Control and Prevention estimate that, as of the second half of 2016, over half of U.S. households had mobile telephony *exclusively*.[3] Relying solely on mobile telephony is especially true of younger households. Hence, the substitution away from traditional landline telephony will continue in the near future.

Similarly, the development of video offerings on the internet and over the top (OTT) streaming services has hastened a steady decline in traditional pay television (TV) subscriptions (see Figure 1) that began with the emergence of direct broadcast satellite (DBS) and telco competition in the video market.[4]

FIGURE 1. TRADITIONAL VIDEO SUBSCRIBERS

Source: *See* McAlone, *infra* note 4, at Figure 7.


3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
105M
102.5M
100M
97.5M
95M
92.5M
90M
87.5M
85M
1.7%
1.5%
2.1%
0.9%
0.9%
1.1%
-0.4%
-0.5%
-1.2%
-1.5%
-3.3%
-4.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016E
2017E
2018E

Traditional cable providers' share in pay TV has dropped from approximately 93% in 1995 to 69% in 2006 to 54.1% in 2017 as satellite multichannel video programming distributors (MVPDs) and OTT services have gained market share.[5] As we see in Figure 2, the top three providers based on first quarter 2018 video subscriptions are Netflix, Amazon, and DirecTV. In this same period, content costs have risen sharply.[6] The decline of traditional video subscriptions, combined with rising content costs and the increasing use of mobile services

8

as a substitute for fixed broadband service,7 increases pressure on cable operators to develop their own mobile service offerings. At the same time, demand for fixed broadband and mobile telephony/ broadband has increased steadily.8 Providers are aware that the quality and price of “connectivity” are driving consumer decisions. Providers are also aware that, while consumers are quite sensitive both to price and quality of service, they are less concerned with the underlying technologies being used by providers to achieve this connectivity.                Figure[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] 2. Top 10 Video Subscription Services 2018 [GRAPHIC APPEARS HERE] Source: SNL Kagan and Company-Reported Data, Q1 2018, NCTA, https://www.ncta.com/ chart/top-10-video-subscription-services (last visited July 7, 2018). Figure 2. Top 10 Video Subscription Services 2018 # SERVICE SUBSCRIBERS # SERVICE SUBSCRIBERS Source:SNL Kagan and Company-Reported Data, Q1 2018,NCTA,https://www.ncta.com/ chart/top-10-video-subscription-services(last 1. NETFLIX 56.7M 6. CHARTER 16.4M visitedJuly7,2018). 2. AMAZON 26M 7. DISH 10.9 VERIZON 3. DIRECTV 25.4M 8. 4.6M FIOS 4. COMCAST 22.3M 9. COX 3.8M 5. HULU 20M 10. ALTICE 3.6     [GRAPHIC APPEARS HERE]                Higher income households tend to have subscriptions to both fixed broadband and wireless telephony/broadband, while younger adults, non-whites, and lower-income households are more likely to exclusively use wireless telephony/broadband to connect to the internet.                9

The Pew Research Center reports: As the adoption of traditional broadband service has slowed in recent years, a growing share of Americans now use smartphones as their primary means of online access at home. Today one-in-five American adults are “smartphone-only” internet users – meaning they own a smartphone, but do not have traditional home broadband service.9    In 2016, BTIG analysts stated, “We believe the pace of Wi-Fi investment by cable operators will quicken as it becomes more apparent that the wireless industry is developing a credible threat to the wired broadband market.”10 The FCC’s 2018 Broadband Deployment Report still concludes that mobile broadband service is not a full substitute for fixed service.11 However, technological advances are allowing mobile broadband services to become better substitutes for fixed services. The fact that 20 percent of American adults are “smartphone-only” internet users demonstrates that some households do view mobile broadband as a reasonable substitute for fixed broadband, given their preferences.12                20% of American adults are “smartphone-only” internet users                10

This has been recognized by market analysts and places additional pressure on providers of fixed broadband services, such as cable operators, to deploy wireless services.13 As mobile and fixed services become better substitutes, consumers will care only about the price and quality of the connectivity and the potential bundling of services when making their purchasing decisions. Providers who are able to offer high quality connectivity at lower prices (especially in the presence of bundling options) will be particularly well placed to compete in this market for connectivity. B. The FCC’s Definition of Mobile Telephony/ Broadband as of 2017 MVNOs are wireless communications service providers that do not own the wireless network infrastructure over which they provide services. MVNOs instead purchase network capacity at wholesale rates from MNOs in order to provide their own wireless services. Beginning in 2010, the FCC explained that it did not consider that MVNOs imposed price discipline on MNOs: MVNOs are not counted as separate competitors from their hosting facilities-based providers in our analysis of market structure. MVNOs are mobile wireless service competitors which, like facilities-based providers, compete for subscribers. However, because MVNOs purchase their mobile wireless services in wholesale contracts from facilities-based providers, the ability of MVNOs to compete against their host facilities-based provider is limited. Also, MVNOs do not compete through network investments and upgrades as do facilities-based providers.14 In the 2017 Twentieth Mobile Report, the FCC recognized that there is                11                 the “broader mobile wireless ecosystem” has changed dramatically with the recent entry of cable operators into wireless services.

now a "broader mobile wireless ecosystem"[15] but still chose not to include MVNOs in its analysis of competition in mobile wireless services:

Following widespread industry practices, the Commission generally attributes the subscribers of MVNOs to their host facilities-based service providers, including when it calculates market concentration metrics.[16]

It is worth noting that the distinction between MVNOs and MNOs has never been as absolute as suggested, given that even large MNOs have relied on roaming arrangements with other MNOs to help serve their customers. For example, Sprint currently relies extensively on roaming arrangements with AT&T and Verizon.[17] And, as discussed below, even before cable's entry, the resale of wireless services provided competitive pressures on MNOs and, therefore, provided competition to mobile wireless.

THE "BROADER MOBILE WIRELESS ECOSYSTEM" HAS CHANGED DRAMATICALLY WITH THE RECENT ENTRY OF CABLE OPERATORS INTO WIRELESS SERVICES.

Regardless, the "broader mobile wireless ecosystem" has changed dramatically with the recent entry of cable operators into wireless services. Now with cable operators using MVNO agreements in conjunction with their existing fixed broadband networks and Wi-Fi hotspots, the FCC's position on MVNOs is even less tenable. As noted above, in 2010, the FCC maintained that, while MVNOs compete for subscribers, they have limited ability to compete directly with MNOs. The FCC also maintained that MVNOs could not "compete through network investments and upgrades as do facilities-based providers."[18] With cable operators acting as MVNOs, it is no longer the case that MVNOs are 100% reliant on MNOs for the provision of wireless services, nor is it still the case that MVNOs cannot compete through network investments and upgrades. For these reasons, I refer to cable operators offering mobile wireless services as Hybrid Mobile Network Operators.

The remainder of this report is organized as follows: Section 03 discusses the competitive pressure on MNOs from *non-facilities-based* MVNOs. Section 04 discusses the competitive pressure on MNOs from *partially facilities-based* cable operator HMNOs beginning to offer wireless services partially through MVNO agreements with MNOs. Section 05 summarizes my conclusions.

12

03.                COMPETITIVE IMPACT OF NON-FACILITIES BASED MVNOs ON MNOs     As previously mentioned, MVNOs do not own the wireless network infrastructure over which they provide services but rather purchase network capacity at wholesale rates from MNOs.19 These are voluntary agreements between MVNOs and MNOs based on profit maximizing motives.20 Burton, Kaserman, and Mayo explain that, in any industry, resale markets occur “whenever upstream producers choose not to vertically integrate forward (or choose to only partially integrate forward) into the final retail stage. That is, resale exists due to incomplete forward integration by upstream firms.”21                13                Resale moves any market closer to a competitive market equilibrium and lowers the costs of the overall vertical chain. In other words, resale— in any market—imposes price/ quality discipline on upstream suppliers.

The decision by upstream firms to not fully vertically integrate is based on many factors, including differences in economies of scale at different stages of production, specialization, contract and transactions costs, and the profitability of price discrimination.[22] Resale moves any market closer to a competitive market equilibrium and lowers the costs of the overall vertical chain. In other words, resale—in any market—imposes price/quality discipline on upstream suppliers.[23]

In the case of mobile services, MNOs sometimes do not pursue potential sales in downstream retail markets because MVNOs add value to MNOs by targeting customers which MNOs would themselves not find profitable to target directly.[24] This reflects different economies of scale at different stages of production and product differentiation. Hence, by increasing the total scale of the MNO market, MVNO agreements help MNOs.[25] With multiple MNOs competing for MVNOs that have access to unique consumer segments, MVNOs are able to obtain competitive wholesale rates. This leads to lower overall prices, due to greater economies of scale in the upstream market, and increased price/quality discipline in the downstream retail market.[26]

RESALE MOVES ANY MARKET CLOSER TO A COMPETITIVE MARKET EQUILIBRIUM AND LOWERS THE COSTS OF THE OVERALL VERTICAL CHAIN. IN OTHER WORDS, RESALE IN ANY MARKET IMPOSES PRICE/QUALITY DISCIPLINE ON UPSTREAM SUPPLIERS.

Moreover, the presence of resellers facilitates potential entry of new firms upstream for at least two reasons: (i) by making it easier to overcome substantial sunk costs, resale reduces potential losses associated with sunk costs in event of exit, and (ii) resellers may decide to later invest in their own facilities to (a) ensure quality, (b) reduce transactions costs, and (c) capture possible non-trivial vertical economies.[27] As Burton, Kaserman, and Mayo state, other things being equal, "resellers will tend to be more likely potential entrants than firms that have no association with the upstream market."[28] Since threat of entry applies pro-competitive effects to operators in the market, the additional threat of entry by MVNOs into the upstream market creates even stronger pro-competitive effects.[29] Critically, more actual entry by MVNOs is not necessary for these pro-competitive effects to occur.[30]

14

The pro-competitive impact of a resale market does not require that the resale market be a large share of the total market for a service. For example, Burton, Kaserman and Mayo point out that in the case of the long-distance wireline industry, by the end of 1997, resellers had a tremendous impact on the long-distance wireline market despite only representing about 9% of total interexchange carrier revenues.31 Voluntary resale has pro-competitive effects on market outcomes in terms of production cost, service innovations, and/or increased entry or increased threat of entry or expansion at the retail stage and into upstream (facilities-based) markets. Successful non-facilities based MVNOs have generally focused on providing service to customers who were previously underserved or unserved by MNOs, including small and medium-sized businesses, price-sensitive consumers, expatriates, and tourists. Currently, the largest MVNO in the U.S. is América Móvil SAB de CV. While América Móvil is the fourth largest mobile network operator in the world in terms of total subscribers, it does not own any wireless telecommunications facilities or hold any spectrum licenses in the U.S.32 In the U.S., it operates as an MVNO sold under multiple brands including TracFone, Straight Talk, Net 10, SafeLink, Simple Mobile, and Telcel América. América Móvil had over 32% of the U.S. MVNO market in 2016.33 América Móvil is reselling wireless services it leases from AT&T, T-Mobile, Verizon, and U.S. Cellular.34    AMÉRICA MÓVIL HAD OVER 32% OF U.S. MVNO SALES IN 2016.                MVNOs, such as those operated by América Móvil, rely on the network facilities of MNOs but compete directly with MNOs for customers based on price, plan features, and customer service. According to Strategic Analytics (May 2018), in 2017 MVNOs comprised 9.6% of total US retail wireless subscriptions and 38% of prepaid subscriptions.35                15

Moreover, while some MVNOs historically focused on prepaid offerings, the differences between prepaid and postpaid subscriptions are no longer of great competitive significance, and, accordingly, there is now increasing competition between the prepaid and postpaid plans for mobile wireless services.36 In fact, a significant percentage of new postpaid subscriptions are coming from previous prepaid customers.    ACCORDING TO STRATEGIC ANALYTICS (MAY 2018), IN 2017 MVNOS COMPRISED 9.6% OF TOTAL US RETAIL WIRELESS SUBSCRIPTIONS AND 38% OF PREPAID SUBSCRIPTIONS.    With the deployment of 5G networks and the evolution of the Internet of Things (IoT), there will be a new explosion of specialization/differentiation of possible mobile services. Specifically, 5G allows for network slicing, which will allow for even greater specialization of service offerings: A network slice is a logical network that provides specific network capabilities and network characteristics in order to serve a defined business purpose of a customer. Network Slicing allows multiple virtual networks to be created on top of a common shared physical infrastructure. A network slice consists of different subnets, example: Radio Access Network (RAN) subnet, Core Network (CN) subnet, Transport network subnet.37 The deployment of 5G and the feasibility of network slicing within 5G will thus provide significant excess capacity and many new opportunities for MVNOs to satisfy customers with specific needs, in terms of latency, bandwidth, volume, and other features. Hence, opportunities for non-facilities based MVNOs are likely to expand strongly with the deployment of 5G. MVNOs thus not only participate in offering wireless telecommunications directly, but they also apply direct competitive pressure onto the MNOs. As such, MVNOs should be included in any consideration of the marketplace competition in the wireless telecommunications market. 16

04.                COMPETITIVE IMPACT OF CABLE HMNOS                Within the last year and a half, cable operators have begun wireless operations using Verizon’s mobile network along with their own facilities. These new entries have already begun to and will soon dramatically increase the share of alternatives to MNOs in overall wireless services. Cable operators are MVNOs to the extent that they are leasing access to an MNO’s wireless network. However, as fixed broadband providers (especially in combination with Wi-Fi), cable operators are also facilities-based providers of mobile services. This is true in two respects.                Cable operators can provide a large portion of individual mobile transmissions without the use of Verizon’s network (in which case they are acting as MNOs). Further, a growing share of mobile data traffic is being offloaded to fixed broadband networks, including traffic originated from a device that is connected to a cellular network.38 Hence, when providing mobile services, a cable operator is acting as a hybrid MVNO and MNO, or an HMNO.                17

The “broader mobile wireless ecosystem” mentioned by the FCC changed with Comcast’s introduction of its mobile wireless service, Xfinity Mobile, through an MVNO relationship with Verizon in April 2017. The 2017 IBISWorld Industry Report on Telecommunications Resellers notes the increased competition caused by Comcast’s recent entry into wireless services: As the telecommunication sector continues to mature, mobile virtual network operators (MVNOs) will increasingly compete with their upstream infrastructure providers for niche customers. Operators are also expected to encounter new threats from cable companies looking to enter the MVNO market. In early 2017, cable company Comcast began offering unlimited cellular service with Xfinity Mobile over Verizon’s LTE network, as part of a deal dating back to 2011. The company is also currently testing its own internet-of-things (IoT) infrastructure network called machine-Q. If Comcast further penetrates the market by providing mobile phone and internet service, competition could significantly increase due to Comcast’s already-large user base, strong brand name and economies of scale. Most recently, Comcast announced a knowledge-sharing partnership in the wireless realm with Charter Communications, wherein it would create “common operating platforms; technical standards development and harmonization; device forward and reverse logistics; and emerging wireless technology platforms.”39    Also partnering with Verizon, Charter Communications just started its HMNO service, Spectrum Mobile, on June 30, 2018,40 and Altice is reported to be launching its wireless service in early 2019, relying on its own network, the CableWiFi consortium, and a partnership with Sprint.41 Comcast and Charter are particularly well positioned to launch wireless networks by leveraging their existing fixed broadband networks. They have additionally established a formal mobile operating platform partnership. This is a natural reaction to increasingly converging markets and concern over potential losses in fixed broadband service as wireless is seen by consumers as a more viable substitute for fixed broadband.                18

In 2016, BTIG market analysts predicted increasing competition for fixed broadband providers from wireless: “We believe the wireless industry could capture $5 – $12 billion of wired broadband revenue, excluding any Pay TV revenue that could be captured in the form of OTT service offerings.”42    COMCAST AND CHARTER ARE ABLE TO OFFLOAD A MAJORITY OF MOBILE DATA TRAFFIC AND CAN EVEN OFFER A PORTION OF MOBILE SERVICE TRANSMISSIONS, WITHOUT EVER NEEDING TO CONNECT TO THE VERIZON NETWORK.    The Comcast and Charter HMNOs inherently differ from typical MVNOs, specifically because their existing fixed broadband networks, combined with existing extensive Wi-Fi networks, enable them to not rely 100% on the Verizon network. They are able to offload a majority of mobile data traffic and can even offer a portion of mobile service transmissions, without ever needing to connect to the Verizon network. Additionally, Comcast spent over $1.7 billion in the Incentive Auction for 600 MHz spectrum licenses, and both cable operators have demonstrated interest in 3.5 GHz spectrum, along with other future spectrum options relevant to 5G. As a result, they will soon be able to self-supply more pieces of their network. From the perspective of the traditional definition of the wireless market, it is important to note that 5G networks will rely on many small cells that offload data to backhaul, such as a fixed broadband network. This means that the value of a 5G network will be only as good as the backhaul to which it is connected.43 Comcast and Charter have (a) large established (and independent) market presence in large areas of the country, (b) existing high-speed, low-latency hybrid fiber-coaxial broadband networks, (c) a large stock of Wi-Fi hotspots in the major U.S. markets for offloading mobile data onto                19

fixed broadband networks, (d) the ability to bundle mobile telephony/ broadband with fixed voice, video, and fixed broadband, and (e) a mobile operating platform partnership to achieve both a national footprint and achieve greater economies of scale in the provision of mobile services. A. Current Cable Provided Wireless Service In 2011, SpectrumCo, a joint venture of cable companies Comcast, Time Warner Cable, and Bright House Networks, sold its 122 AWS spectrum licenses (covering 259 million people) to Verizon for $3.6 billion.44 As part of the agreement, the cable companies acquired the option of selling Verizon’s service as MVNOs. 45 In April 2017, Comcast began offering Xfinity Mobile wireless service using its existing MVNO agreement with Verizon: “Xfinity Mobile is a new kind of network that combines America’s largest, most reliable 4G LTE with access to the most Wi-Fi hotspots — so you can use less data and save money on the go.”46 Comcast’s existing wireline broadband network covers parts of 40 states, plus Washington, D.C., and has 18 million Wi-Fi hotspots on which to download wireless service. Hence, Comcast provides wireless services partially through its resale agreement with Verizon and partially as a facilities-based provider—despite its (incorrectly) perceived status as an MVNO. Xfinity Mobile is currently only available to Comcast internet customers. Despite this initial limitation, and having only introduced this service in April of 2017, there were 781,000 Xfinity mobile subscribers by the end of the second quarter of 2018.47 The addition of 204,000 Xfinity subscribers in the second quarter of 2018 exceeded that of 199,000 at Verizon and 46,000 at AT&T.48                20

Charter just launched its HMNO service, Spectrum Mobile, on June 30, 2018.[49] Like Comcast, Charter is relying partly on its 2011 agreement with Verizon and currently only offers service to existing Charter internet customers. Charter is present in 41 states and has approximately 250,000 Wi-Fi hotspots.[50] Moreover, through the "CableWiFi" agreement, Charter and Comcast customers can roam on each other's Wi-Fi networks (as well as those of Optimum and Cox) free of charge.[51]

In May 2017, Comcast and Charter announced an "agreement to explore potential opportunities for operational cooperation in their respective wireless businesses to accelerate and enhance each company's ability to participate in the national wireless marketplace."[52,53] Charter CEO Tom Rutledge stated that the partnership "will . . . enable us to provide more competition and drive costs down for consumers at a national scale as current wireless operators."[54] Rutledge further explained to investors that the company's MVNO relationship and partnership with

FIGURE 3. COMCAST'S XFINITY MOBILE SUBSCRIBERS (IN THOUSANDS)

Source: Company reports; BTIG.


781,000
577,000
381,000
194,000
25,000
Jun 17
Sep 17
Dec 17
Mar 18
Jun 18

Comcast yields "opportunities on a national level, which neither Comcast nor Charter has as regional players, that come together in this MVNO, and we'd like to take advantage of them."[55]

21

In April 2018, Comcast and Charter entered into a formal mobile operating platform partnership focused on the development and design of back end systems to support both of their mobile networks: Through the agreement, Charter and Comcast will work together to cost-effectively develop an efficient and scalable software platform, and related backend systems, which will power each company’s mobile-related customer sales and support platforms, device logistics and warehousing, and billing. The operating platform developed by the partnership will serve as the systems interface for current and any future MVNO (mobile virtual network operator) partners.56    Overall, analysts are predicting that cable operators will play an increasingly large role in mobile services. According to FierceWireless: “Wireless executives had been dismissive of cable’s foray into wireless, and the economics of the MVNO model in an unlimited world; however, following Comcast’s early success (Comcast added more phone customers than Verizon and AT&T in 2017), we think the companies, and investors, are more sensitive to this risk,” wrote the Wall Street analysts at Morgan Stanley Research in a note to investors this morning. Specifically, the firm said it estimates that cable MVNOs will add around 2.2 million mobile phone customers in 2020, or almost 50% of the industry’s total net customer additions.57    Altice, with around 5 million customers in 21 states, is the nation’s fourth largest cable operator. Altice signed an MVNO deal with Sprint in late 2017 and plans to launch mobile services in 2019. According to FierceWireless, in this MVNO agreement Sprint also plans to “leverage the Altice USA broadband platform to accelerate the densification of its network.”58                22                 Ofcom estimates that approximately 75% of the time, data connections occur while mobile devices are connected to Wi-Fi.

Altice CEO, Dexter Goei, explains that Altice is planning on entering the wireless market in a different manner from Comcast and Charter: On Altice mobile, we’re on track to launch next year and will have 4G LTE and voice-over-LTE services available straight away. Recall we have a full infrastructure-based MVNO, which has attractive economics and flexibility features for us. We have a dedicated and experienced mobile management team which will lead the development, launch and ongoing mobile strategy. In terms of network development, the densification of Sprint’s network, which we’re helping with our AirStrand deployment is comfortably ahead of schedule as are the upgrades to and expansion of our Wi-Fi network. We are also testing CBRS spectrum with equipment in a 3.5 gigahertz band as this may be good complementary capacity for us.59    B. WI-FI High and increasing levels of data traffic are being generated by mobile devices, primarily because of increased video streaming. Cisco’s Visual Networking Index (VNI) for 2017 estimates that 60% of 2016 global mobile data traffic was video. Cisco further estimates that video will represent 78% of all mobile data traffic by 2021.60 Ofcom estimates that approximately 75% of the time, data connections occur while mobile devices are connected to Wi-Fi.61 Similarly, Cisco VNI estimates that around 60% of traffic generated by mobile devices is offloaded.62 In the United States, up to 80% of smartphone data traffic in 2016 traveled over Wi-Fi rather than cellular networks according to the NPD Group.63 Examining U.S. data usage of 45,000 Android users over the age of 18 over the month of August in 2016, Nielsen estimates that almost 80% of all mobile data traffic was carried over Wi-Fi.64                23                 Figure[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] 4. Mobile Device Data Traffic Over Cellular and Wi-Fi Networks by Age of User [GRAPHIC APPEARS HERE] Source: Nielsen

/$$WIDOW Figure 4 shows the breakdown of the mobile data traffic carried over cellular versus Wi-Fi networks based on the age of the user. WIFI DATA USAGE CELLULAR DATA USAGE PER MONTH PER MONTH (MBs downloaded & (MBs downloaded & uploaded) uploaded) 18-24 3,212 14,115 25-34 3,588 11,176 35-44 2,930 9,290 45-54 2,129 7,473 55-64 1,368 6,407 65+ 4,826 911 [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]    New wireless technologies, such as 5G, LTE-U, and LAA, increasingly combine the use of licensed and unlicensed spectrum. As such, offloading of data from licensed spectrum to unlicensed spectrum and then fixed broadband is likely to increase over time. Even before cable’s official entry into wireless services, analysts were highlighting cable’s investments in Wi-Fi hotspots: The cable industry is also extending the public footprint of its Wi-Fi hotspots by upgrading the Wi-Fi routers in customers’ homes to products that broadcast a separate SSID (network name) that allow public use. Comcast has been the most aggressive in this endeavor, announcing a 5 million increase [in] XFINITY hotspot locations in 2015. We believe the vast majority of this 5 million increase is the shipment of new “higher speed” Wi-Fi Routers to existing customers. The Comcast customer receives a higher speed router, but most likely don’t realize that it also enables outsiders to use the wired connection from their home as well as their Wi-Fi router.65                24                with cable operators using MVNO agreements in conjunction with their existing fixed broadband networks and WiFi hotspots, MVNOs can no longer be ignored when considering competitive pricing and quality pressures in the provision of wireless services.

From a supply perspective, offloading from cellular to fixed networks add available capacity, reduces congestion of limited spectrum, provides economies of scope, and, notably, reduces reliance on cellular MVNO relationships. Cable operators can completely bypass the MNO network for a certain percentage of individual voice or data transmissions. Hence, the combination of a fixed broadband network with unlicensed spectrum use can help cable HMNOs reduce both their MVNO costs and their strategic reliance on MNOs.

From a demand perspective, consumers are both able and willing to use Wi-Fi offloading as a partial—and in some situations, full—substitute for cellular service. Based on the observed substitutability from the consumer's perspective, Furchtgott-Roth argues that Wi-Fi offloading disciplines prices of wireless services and should therefore be considered part of the same economic market.[66]

Given the already significant presence of these (18 million plus[67]) Wi-Fi hotspots in major markets, combined with high-speed, low latency hybrid fiber coaxial networks (Charter in 41 states, Comcast in 40 states, plus Washington, D.C.) and the national wireless network provided by Verizon, the Comcast and Charter partnership provides them a greater combined geographic reach and greater economies of scale for both companies' wireless services. Given their economies of scale, as well as their existing economies of scope, both Charter and Comcast can already provide high quality wireless service and may eventually be able to do so at lower cost than traditional non-facilities based MVNOs.

WITH CABLE OPERATORS USING MVNO AGREEMENTS IN CONJUNCTION WITH THEIR EXISTING FIXED BROADBAND NETWORKS AND WIFI HOTSPOTS, MVNOS CAN NO LONGER BE IGNORED WHEN CONSIDERING COMPETITIVE PRICING AND QUALITY PRESSURES IN THE PROVISION OF WIRELESS SERVICES.

Moreover, these cable companies have the opportunity to target additional Wi-Fi hotspot, high-power LTE, and/or 5G radio deployment in areas where they see that they are relying most on the Verizon network. Cable operators already have the necessary rights to install equipment in the rights of way, which surmounts at least one barrier to expansion that MNOs would face when trying to densify their networks.

25

In early 2017, even before Comcast launched its wireless services, market analysts noted: [I]nvestors should also start to consider the possibility that cable operators could build new wireless networks as an evolution of an MVNO strategy, which is expected to launch this year. LTE radios are cheap and the cost of the new wireless networks are primarily driven by the labor of laying the fiber, an asset in which cable operators have already invested. Capital investment has been on the rise by cable operators as they extend fiber deeper into the network, thereby creating a readymade backbone for a wireless network. Comcast owns over 149,000 route miles of fiber deployed . . . . That provides a strong advantage for Comcast as wireless networks densify. Placing Wi-Fi hotspots on existing fiber can offer some wireless coverage, but we believe Comcast could cover a substantial portion of the more than 125 million people that live within its cable footprint by deploying higher power LTE over licensed spectrum. There are even options to hang LTE radios from the hanging fiber strands . . . . This would obviate the need for difficult right of way approvals. We believe it’s plausible that Comcast could spend less than $2 billion to provide coverage across a meaningful portion of its footprint.68 After the release of Comcast’s 2018 second quarter results, BTIG (July 26, 2018) estimated that “Comcast’s cumulative Cash EBITDA losses from its wireless business have topped $1.2 billion since the launch in May of last year.”69 Still, BTIG argues, Comcast is unlikely to pull its wireless efforts given the pending threat that 5G presents to its wired broadband business. We continue to believe it is logical for Comcast to build a wireless network on top of its already elevated and rising investment in fiber. Its peer Charter has been more open about those plans and stated yesterday that it is expanding its LTE trial to New York and Los Angeles.70                26

Such targeted deployment, should it occur, will reduce MVNO costs for the cable companies and will reduce their reliance on Verizon generally. Cable companies will provide significant price discipline on wireless telephony/broadband. Again, as suggested by market analysts in early 2017, “if cable operators were able to leverage initial MVNO success into an overbuild strategy, this would provide a new threat to the wireless industry and remove a consolidator from the market.”71 C. Reduced Entry/ Expansion Costs for Cable Operators Both Comcast and Charter have large fiber and coaxial based networks with large existing customer bases and an even larger number of homes passed. As of July 2018, Charter has 840,000 miles of fiber and coax-based network infrastructure passing 50 million homes and businesses.72 As of March 31, 2018 Comcast also passes over 50 million homes.73                AS OF MARCH 31, 2018 COMCAST PASSES OVER 50 MILLION HOMES.                AS OF JULY 2018, CHARTER HAS 840,000 MILES OF FIBER AND COAX-BASED NETWORK INFRASTRUCTURE PASSING 50 MILLION HOMES AND BUSINESSES.                27                Figure[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] 5. Comcast and Charter Subscribers and Bundling, Q2 2018 (MILLIONS) [GRAPHIC APPEARS HERE] Sources: Comcast Corporation, 2018Q2 Form 10-Q, at 30 (July 26, 2018) (as of June 30, 2018); Charter Communications, Inc., 2018Q2 Form 10-Q at 32 (July 31, 2018) (as of Aug. 23, 2018).

/$$WIDOW Figure 5 shows the most recent subscriber data for Comcast and Charter. Combined, they have existing relationships with over 57 million customers, almost 50 million of which are fixed broadband subscribers. This represents less than half of the total homes passed by the two cable operators, indicating that they have the opportunity to substantially increase broadband subscribership, subject to competitive offerings and consumer demand. A majority of Comcast’s and Charter’s customers, 69% and 59% respectively, subscribe to a bundle of at least two services. 36% of Comcast and 33% of Charter’s customers had bundles of three or more services.74 This demonstrates both the strategic value of bundling, and the fact that there is a large existing base of cable customers who could relatively easily add mobile telephony/broadband services to their current services. [GRAPHIC APPEARS HERE] In Millions Comcast Charter COMBINED Total Customers 29.80 27.62 57.42 Residential 27.56 25.87 53.43 Within Residential: Voice 11.48 10.33 21.81 Video 22.12 16.21 38.33 Internet 26.51 23.07 49.58 Percent with 69% 59% 64% Bundles of which: Double 33% 26% 29% Triple and Quad 36% 33% 34% 28

For these customers, the cost of switching/adding mobile services to their existing fixed services is reduced, relative to switching to a new mobile service that does not offer another service to which they are already subscribed. Moreover, existing consumers anticipate further potential benefits from bundling multiple communications and video services. Comcast attracted 781,000 wireless subscribers within a little over a year of launching Xfinity Mobile. This achievement is testament to Comcast’s strong market presence and ability to attract consumers to its mobile service by bundling its services. Moreover, while Comcast currently has over 26 million fixed broadband customers, its cables pass over 50 million homes and businesses, implying a broadband penetration rate of just over half of homes and businesses passed. This means that Comcast can increase its volume of mobile customers significantly without material additional capital expenditures. D. Ability to Bundle by Cable Operators Cable operators have the ability to offer triple and even quadruple plays of fixed broadband, video, fixed telephony, and now mobile telephony/ broadband. As previously shown in Figure 5, 69% of Comcast’s and 59% of Charter’s residential customers currently subscribe to a bundle of at least two services. The ability to offer triple or quadruple plays can help cable operators: (a) increase the services purchased by their existing customer base; (b) expand their existing customer base; (c) reduce churn for both existing and new customers; and (d) perhaps slow the shedding of services like video and wired (VOIP) phone by customers who may be primarily interested in fixed broadband and/or mobile telephony/ broadband service. Economies of scope across fixed and mobile broadband are present, making it possible for cable networks to offer fixed and mobile bundles at lower prices than competitors that do not offer both services.     29

Even in the absence of economies of scope, bundling can attract consumers wanting greater streamlining of billing, service, etc. and reduce churn for customers subscribed to a bundle. Even in the absence of economies of scope, bundling can attract consumers wanting greater streamlining of billing, service, etc. and reduce churn for customers subscribed to a bundle. In a bundled setting, churn can be the abandonment of a service provider or the abandonment of a single service within the bundle by an existing subscriber. For subscribers with a strong preference for bundling of video, fixed voice, fixed internet and mobile, quadruple play offerings of cable operators are a strong draw, and such consumers will likely not abandon their bundle easily. The FCC’s Eighteenth Video Competition Report states: In response to statements by Charter and Comcast regarding the offering of wireless services – a move from triple play bundles to quadruple play bundles – SNL Kagan maintains that the “move should help reduce churn, with a larger number of products on a single bill typically associated with greater customer retention.”75 Moreover, once a customer has a triple or quadruple play bundle, they are likely to hold on to individual services longer than they would otherwise. The trend has been for fixed broadband and wireless services to substitute for traditional video and landline telephony. However, when all four services are included in a bundle this may slow the speed with which consumers are shedding traditional video and/or fixed voice services. Prince and Greenstein use cross sectional survey data from 2007 to 2009 in an attempt to analyze the impact of triple-play bundles on churn. Given the dates of the survey data, this analysis is not capturing the more recent periods with even stronger declines in landline telephony and traditional pay-television. Still, the authors conclude that: [B]undling does reduce churn for the three services in a triple-play bundle. As we might have expected, the effect was most pronounced for adoption of these services from the cable company (as compared to adoption overall). We also stressed an important empirical effect in our data that has received little attention in the     30

            The decline of traditional video subscriptions, combined with rising content costs, has been putting downward pressure on cable operator profits. Moreover, the increased threat that mobile broadband might substitute for fixed broadband gives cable operators greater incentives to offer wireless services to protect (and potentially expand) their existing customer base. theoretical literature. The effect was only evident in our data when services experienced “turmoil” in the form of significant diffusion (broadband) or contraction (wired telephone and pay television in 2009, due to recession). The pronounced effects during market contractions highlight bundling’s potential role in helping mitigate shrinking markets.76 The ability of cable to bundle video and wireline VOIP services with fixed broadband and mobile telephony/broadband services will likely help cable operators reduce the speed with which they lose revenue from traditional video and VOIP services. The decline of traditional video subscriptions, combined with rising content costs, has been putting downward pressure on cable operator profits.77 Moreover, the increased threat that mobile broadband might substitute for fixed broadband gives cable operators greater incentives to offer wireless services to protect (and potentially expand) their existing customer base. By combining a mobile broadband product with fixed broadband and an extensive array of linear and on-demand video services, Comcast and Charter can provide a suite of services that are unmatched. Comcast and Charter are therefore not only able to offer unique packages of services but can also experiment with retail pricing in a way that traditional MVNOs offering only a single product or limited bundle cannot.78 The economic value of being able to offer combinations of content and services is evident in the preponderance of vertical integration which has already occurred between firms in media, distribution, and tech. (See Figure 6). We have seen increasing mergers and acquisitions, as well as partnering arrangements, between content, distributors, and tech providers. This reflects the general convergence that is occurring between these once well delineated markets. Moreover, this convergence highlights the key roles that bundling, product differentiation, and access are currently playing and demonstrates a market response to consumer demand for single access connectivity.                31

Figure[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] 6. Increasing Partnerships and Vertical Integration [GRAPHIC APPEARS HERE] Borderless circles represent lower scale market participants. Source: Hogan Lovells (2018).    Premier Content Origination Digital Video Origination and Distribution Over-the-Top Multichannel Video Distribution Traditional Multichannel Video Distribution Wireless Broadband Services Home Broadband Services    Cloud Services    Global Internet Access Services TimeWarner (Incl. HBO, CNN, TNT, WB) Yahoo Otter Media (50%) View (80%)) (Incl. Fullscreen, Rooster Teeth, VRV, and Crunchyroll DirecTV Now FiOS TV U-Verse TV DirecTV [GRAPHIC APPEARS HERE] Verizon    AT&T Wireless Wireless FiOS U-Verse EdgeCast AT&T CDN Tier 1 Tier 1 Backbone Backbone Verizon AT&T NBC Universal [GRAPHIC APPEARS HERE] (Incl. NBC, Telemundo, DreamWorks, a partial interest in BuzzFeed) XFinity Streampix Fandango (70%) Hulu (30%) [GRAPHIC APPEARS HERE]    XFinity TV XFinity Mobile (MVNO + WiFi) XFinity Comcast CDN    Comcast    Amazon [GRAPHIC APPEARS HERE] Studios Washington Post [GRAPHIC APPEARS HERE] YouTube Twitch.tv Amazon Layer3TV Prime allHD Google Fiber TV Project Fi T-Mobile Sprint (MVNO + WiFi) Wireless Wireless Google Layer3TV Fiber pure Fiber Google Amazon Cloud CDN CloudFront Google Cloud AWS Direct Tier 1 Interconnect & Connect Backbone Edge Network Google Amazon T-Mobile Sprint [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]                E. Returned Entry into Spectrum License Ownership While Comcast and Charter sold their 700 MHz licenses to Verizon in 2011,79 Comcast just spent over $1.7 billion in the Incentive Auction for 600 MHz licenses.80 Hence, Comcast has the opportunity in the near future to use these licenses to reduce its MVNO payments to Verizon and/or supplement its existing MVNO network provided by Verizon. Similarly, both Comcast and Charter have expressed interest in making use of the 3.5 GHz Citizens Broadband Radio Service (CBRS) band once it is made available to sharing through either Priority Access Licenses (PALs) or unlicensed use through the Generalized Authorized Access (GAA) tier.81 Charter has been conducting tests of its own wireless network and services, primarily in the 3.5 GHz band.82     32

FierceWireless suggests that: Such efforts by Comcast and Charter may be geared toward further reducing their network usage payments to Verizon by forcing their mobile customers off of Verizon’s LTE network and onto a 600 MHz network or a 3.5 GHz network, as both operators already do with their public Wi-Fi networks. Or they may use their spectrum for something else, like expanding an IoT network or offering a fixed wireless internet service.83 Efforts by cable operators to expand their own facilities networks for wireless services underscore the strength that cable HMNOs have, relative to non-facilities based MVNOs, to negotiate wholesale agreements. These investments in facilities also importantly demonstrate the additional pricing and quality discipline that the entry of cable HMNOs will have in the provision of mobile services. F. PLANNED 5G DEPLOYMENT The communications marketplace is currently focused on the deployment of 5G. This technology involves the installation of many small cells but will allow for much improved capacity, speed, and latency, relative to 4G LTE. 5G deployment plans are being considered not only by MNOs, AT&T, Verizon, T-Mobile, and Sprint, but also by cable operators Comcast and Charter, and satellite operator DISH. As previously discussed, both cable operators are well positioned in this realm. They are able to use their existing customer base, fixed broadband networks, ability to bundle, and their mobile partnerships to leverage their MVNO access to Verizon’s wireless network. Comcast is developing an IoT infrastructure network called machine-Q.                33

            The technological walls that once existed between fixed and mobile are dissolving quickly and will soon be but vestiges of antiquated jargon. As previously mentioned, Comcast recently spent $1.7 billion in the Incentive Auction for licenses in the 600 MHz range and has demonstrated interest in the 3.5 GHz band, although it has not specified whether it is more interested in the unlicensed or licensed portion of the band. Charter’s CEO, Tom Rutledge, explains that Charter’s plans are based on    [T]he integration of small cell architecture using unlicensed and licensed spectrum working together interchangeably with our advanced DOCSIS roadmap to create high capacity, low latency product offerings. We expect that over time, our existing infrastructure will put us in a unique position to economically deploy new powerful products that benefits from small cell connectivity. . . . [O]ur thought is that, we may want to take additional licensed spectrum and combine it with Wi-Fi spectrum to create an even broader, in-home, in-business, and mobile platform. . . . [Charter is] working on the integration of licensed and unlicensed spectrum into the same radios.84 Charter has focused significant attention on the 3.5 GHz CBRS band. Charter has been system testing in that band for both mobile and fixed uses and reports that it has already achieved speeds of 25 Mbps down/3 Mbps up “at significant distances.”85 According to filings with the FCC, “Charter believes mobile uses of the CBRS band could combine well with Wi-Fi, allowing a new entrant, like cable, to deploy 3.5 GHz spectrum quickly and cost effectively.”86 Charter is also testing 5G services in the 28 GHz band.87 The fact that MNOs, cable operators, and a DBS provider all have plans to offer 5G wireless services underscores the fact that existing MNOs are not the only competitive force in wireless services. The role of HMNOs (and possibly DISH) in the wireless market, whether labeled MVNOs or anything else, will be significant in providing competitive discipline in mobile services. The technological walls that once existed between fixed and mobile are dissolving quickly and will soon be but vestiges of antiquated jargon.                34

05.                ConclusioN     Consumers are interested in improving efficiency and savings by bundling all of their communication (and entertainment) needs. At present, residential and business consumers are tending to favor fixed broadband for connecting to the internet from their primary physical locations (i.e., fixed residences and business locations) and mobile telephony/broadband for connecting to the internet while outside their primary physical locations. This is a function of both the quality and price of service that consumers see when using these technologies and providers. However, as technology, infrastructure, and vertical integration/partnering evolve, consumers will face more similar levels of quality and pricing for services providing “connectivity,” regardless of whether the provider is officially considered to be a mobile wireless network operator, a cable operator, an MVNO, a satellite operator, or a 5G operator. Increasing substitutability between wireless and fixed services, along with the eventual hybridization of wireless and fixed broadband networks, leads to increasingly direct competition across all of these providers in a single market for providing connectivity to consumers. Much of this competition will be in the form of differentiation of services. Still, there will be direct competition for customers. Viewing or defining all of these markets as independent of one another is quickly becoming anachronistic. Competition does not increase linearly (or even necessarily at all) simply with the addition of an extra firm. However, even threat of entry by efficient firms imposes pricing discipline on current providers. Acting as hybrid MVNO/     35

MNOs, cable operators have already begun siphoning off some of the growth of mobile subscribers from MNOs. The launch of Comcast and Charter (and Altice in 2019) into wireless services has already increased, and will in the next few years continue to increase, the amount (and threat) of competition in the more narrowly defined wireless market. In turn, both current entry and the threat of continued entry by cable operators have and will continue to impose increasing price discipline in wireless services. Comcast and Charter have large and powerful wireline broadband networks, existing customer bases, and branding that they are using to leverage their MVNO relationship in their provision of wireless services. Equally important, Comcast and Charter have a unique ability to offer bundles with any combination of wireless telephony/ broadband, fixed broadband, fixed telephony, and video services. Both cable operators are investing in expanding their abilities to provide wireless services independently of MNOs. In other words, Comcast and Charter are well placed, and are working to be even better situated, to offer a single “connectivity” source for consumers. With wireless connectivity, most of the connectivity is actually over wireline (backhaul and the rest of the internet), with only the last portion being wireless. This will become even more accentuated in the 5G world, with small cells and very short wireless connections. Comcast and Charter have dominant positions with respect to the non-wireless portion of the connection and have now added the last piece with their MVNO relationship with Verizon. Investments by the cable operators to expand their abilities to provide wireless services independently of Verizon through a combination of licensed and unlicensed spectrum and the deployment of 5G networks demonstrate that, despite their official MVNO status, Comcast and Charter have and will continue to add significant competition to the provision of wireless telephony/ broadband. The launch of wireless services by cable operators Comcast and Charter, the increasing ability to substitute between wireless and fixed services, and the eventual hybridization of fixed and mobile broadband networks, make it increasingly anachronistic to think that MVNOs—and particularly cable operated hybrid MVNO/MNOs— can be ignored when analyzing competition and price discipline imposed on MNOs in the provision of mobile services.                Michelle P. Connolly                36

ABOUT THE AUTHOR                Michelle P. Connolly is Professor of the Practice in the Economics Department at Duke University. She was the Economics Director of Duke in New York: Financial Markets and Institutions Program for 2007-2009 and the Director of EcoTeach for several years. She currently serves as the Director of the Honors Program in Economics and a member of the Duke Alumni Association Board. In 2011, Professor Connolly won the Howard D. Johnson Trinity College Teaching Prize and was named among the top five percent of Duke University Undergraduate Instructors in 2009, 2010, 2011 and 2017. Professor Connolly previously served as Chief Economist of the Federal Communications Commission in 2006-2007 and 2008-2009, and as an Economist for the International Research Function for the Federal Reserve Bank of New York from 1996 to 1997. She graduated Phi Beta Kappa and Summa Cum Laude from Yale University in 1990, and went on to earn her M.A. and M.Phil in economics. Professor Connolly received her Ph.D. in economics from Yale University in 1996.                Professor Connolly’s research and teaching focus specifically on international trade, telecommunications policy, media policy, education, growth, and development. She has received funding for her research from the National Science Foundation, the Duke Arts and Sciences Research Council Grants, the Spencer Grant, and the Teagle Grant. Professor Connolly has published in numerous journals, including the American Economic Review, the American Economic Journal: Macroeconomics, the Journal of Development Economics, the Journal of Economic History, the Journal of Economic Growth, the Review of Industrial Organization, and Current Issues in Economics and Finance. In 2011, Professor Connolly testified before Congress and participated in a White House panel on Spectrum Issues. She has been presenting her work at university seminars and international conferences since 1996. Some of her appearances were at the ACLP Advanced Communications 2009 Summit, where she was a panelist and moderator, at the conference on “Wireless Technologies: Enabling Innovation and Economic Growth”, where she served as a keynote panelist, and at the Martin H. Crego Lecture in Economics, an all college Lecture at Vassar College. In 2013 Professor Connolly was awarded a National Science Foundation Secure and Trustworthy Cyberspace Grant, “Dollars for Hertz: Making Trustworthy Spectrum Sharing Technically and Economically Viable.”    37

[1] Walter Piecyk, *Does Comcast Pose a Legitimate Threat to Wireless?*, BTIG (Feb. 12, 2018), http://www.btigresearch.com/2018/02/12/does-comcast-pose-a-legitimate-threat-to-wireless-2/.

[2] Thomas Hazlett noted in 2006, "Rivalrous platforms have arisen to encroach on markets served by incumbent carriers, outside in. Wireless telephony, with over 175 million American subscribers, is moving ever closer to fixed-line service in product space with the added advantage of mobility. Cable TV systems provide a nationwide network parallel to that provided by local exchange carriers. In the wake of deregulation, one half of households can subscribe to POTS via the local cable operator, and virtually any household can use VoIP—without a 'phone company'—by subscribing to cable modem service, where telephony is simply an application riding on broadband networks." Thomas W. Hazlett, *Rivalrous Telecommunications Networks With and Without Mandatory Sharing*, 58 Fed. Comm'ns. L.J. 478, 508 (2006). For a general discussion, *see id.*

[3] *See* Stephen J. Blumberg and Julian V. Luke, *Wireless Substitution: Early Release of Estimates from the National Health Interview Survey, July–December 2016*, National Center for Health Statistics, CDC (May 2017), https://www.cdc.gov/nchs/data/nhis/earlyrelease/wireless201705.pdf.

[4] *See* Nathan McAlone, *Get Ready for Traditional TV to Have Historically Brutal Subscriber Losses this Quarter*, BUSINESS INSIDER (June 6, 2017), http://www.businessinsider.com/cable-tv-subscriber-losses-q2-chart-2017-6.

[5] *See Then & Now: Pay TV Competition*, NCTA, https://www.ncta.com/chart/then-now-pay-tv-competition (last accessed Sept. 7, 2018).

[6] For example, retransmission consent fees have risen from approximately $215 million in 2006 to approximately $7.9 billion in 2016. *See Kagan Releases Updated Retransmission Projections: U.S. TV Station Owners Retransmission Fees expected to Reach Nearly $12.8B by 2023*, PR Newswire (June 19, 2017), https://www.prnewswire.com/news-releases/kagan-releases-updated-retransmission-projections-300475948.html.

[7] For example, lower income households have a higher tendency to connect to the internet using mobile telephony/broadband *exclusively*. *See* John B. Horrigan and Maeve Duggan, *Home Broadband 2015: The Share of Americans with Broadband at Home Has Plateaued, and More Rely on their Smartphones for Online Access*, Pew Research Center (Dec. 21, 2015), http://www.pewinternet.org/2015/12/21/2015/Home-Broadband-2015/.

[8] The OECD reports that the United States had 81.8 million fixed broadband subscribers, as of the second quarter of 2010. By the second quarter of 2017, there were 108.7 million. This is an almost 33% increase over seven years, with an annual growth rate of 4.7%. *See Fixed Broadband Subscriptions*, OECD, *available at* https://data.oecd.org/broadband/fixed-broadband-subscriptions.htm (last visited July 7, 2018). According to Strategy Analytics, there were 300.5 million cellular subscriptions in 2010. By 2017, there were 374.6 million cellular subscriptions in the United States. This represents a total growth rate of almost 25% over these seven years, for an annual growth rate of 3.5%.

[9] Pew Research Center, *Internet/Broadband Fact Sheet* (Feb. 5, 2018), http://www.pewinternet.org/fact-sheet/internet-broadband/.

[10] Walter Piecyk, *Initiate Coverage of Ruckus Wireless with Buy Rating and $13 Target Ahead of Increased Operator Spending*, BTIG (Feb. 26, 2016), http://www.btigresearch.com/2016/02/26/rkus-buy-13-pt-initiate-coverage-of-ruckus-wireless-with-buy-rating-and-13-target-ahead-of-increased-operator-spending/.

[11] *See Inquiry Concerning Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion*, 2018 Broadband Deployment Report, 33 FCC Rcd 1660 ¶ 18 (2018).

[12] *See Internet/Broadband Fact Sheet.*

[13] The Free State Foundation submitted comments to the FCC arguing that the FCC should recognize "that wireless is a substitute or potential close substitute for wireline." *See* Comments of the Free State Foundation, WT Docket No. 18-203, at 15 (filed July 26, 2018).

[14] *Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services*, Fourteenth Report, 25 FCC Rcd 11407 ¶ 32 (*"Fourteenth Mobile Wireless Report"*) (2010).

[15] *Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993, Annual Report and Analysis of Competitive Market Conditions with Respect to Mobile Wireless, Including Commercial Mobile Services*, Twentieth Report, 32 FCC Rcd 8968 ¶ 93 (2017) (*"Twentieth Mobile Report"*).

[16] *Id.* at n.99.

[17] Declaration of John C. Saw Chief Technology Officer, Sprint Corporation, Appendix E, Description of the Transaction, Public Interest Statement, and Related Declarations, WT Docket No. 18-197, ¶ 14 (June 18, 2018).

[18] *Fourteenth Mobile Wireless Report* ¶ 32.

[19] Some MVNOs also provide integrated communications services. Feldman (2002) states: "In some markets, VOs [virtual operators] are intermediaries that offer integrated communication services. In addition to mobile access services, they provide bundles consisting of cable, fixed-line and mobile access." Valerie Feldmann, *Competitive Strategy for Media Companies in the Mobile Internet*, 54 Schmalenbach Bus. Rev. 351, 368 (2002).

[20] *See* Mark L. Burton et al., *Resale and the Growth of Competition in Wireless Telephony*, Expanding Competition in Regulated Industries 117 (2000); Aniruddha Banerjee and Christian M. Dippon, *Voluntary Relationships Among Mobile Network Operators and Mobile Virtual Network Operators: An Economic Explanation*, 21 Info. Econ. and Policy 1 (2009).

[21] *Resale and the Growth of Competition in Wireless Telephony* at 119.

[22] *See id.; see also* Jean Tirole, The Theory of Industrial Organization (1988).

[23] *Resale and the Growth of Competition in Wireless Telephony* at 127-28.

[24] *See Voluntary Relationships Among Mobile Network Operators and Mobile Virtual Network Operators: An Economic Explanation* at 4.

[25] *See id.*

[26] It is also worth noting that if T-Mobile and Sprint merge, the post-merger MNO will be able to offer better national coverage to MVNOs. This implies that the merger should increase—rather than decrease—competition between MNOs *seeking to sell wholesale to MVNOs.*

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[27] *See* T. Randolph Beard *et al*., *The Role of Resale Entry in Promoting Local Exchange Competition*, 22 Telecomms. Policy 315 *(1998)*; *Resale and the Growth of Competition in Wireless Telephony at 131-32*. In addition, firms at an adjacent stage of vertical production are more likely to become potential entrant than an entrant from outside the industry. *Id*.

[28] *Resale and the Growth of Competition in Wireless Telephony* at 132.

[29] See The Theory of Industrial Organization at 309, 393 (discussing the pro-competitive effects of the threat of entry).

[30] Burton, Kaserman and Mayo (2000) underscore that, "[T]he theoretical conclusion that resale can serve as a vehicle for upstream entry also does not suggest that resellers that choose to confine their operations to the downstream stage – i.e., they do not opt to vertically integrate -- fail to exert the other beneficial competitive impacts described earlier. In other words, it is not necessary for resellers to integrate backward in order to enhance competition in the affected market or markets. Non-integrated resale can have substantial pro-competitive effects." *Resale and the Growth of Competition in Wireless Telephony* at 133.

[31] Burton, Kaserman and Mayo (2000) explain: "The relative growth in reseller revenues underscores the importance of these providers in the evolution of the interexchange market. While IXC [interexchange carrier] revenues increased by just under 40 percent during the 1992-1997 period, reseller revenues increased by nearly 520 percent so that, by the end of 1997, reseller revenues exceeded 9 percent of industry totals." *See Resale and the Growth of Competition in Wireless Telephony* at 137.

[32] *See The Largest Mobile Network Operators In The World*, WorldAtlas, www.worldatlas.com/articles/the-largest-mobile-network-operators-in-the-world.html (last accessed July 19, 2018).

[33] IBISWorld Industry Report 51791a, *Telecommunications Resellers in the US* at 24 (Dec. 2017); Phil Kendall, *US Wireless Market Outlook and Forecast 2018-2023*, Strategy Analytics (May 2018), https://www.strategyanalytics.com/access-services/service-providers/service-providers-strategies/market-data/report-detail/us-wireless-market-outlook-and-forecast-2018-2023.

[34] *See* Coverage Map, TracFone (last accessed Sept. 7, 2018), https://www.tracfone.com/coverage/check.

[35] MVNOs comprised 9.6% of total US retail wireless subscriptions and 38% of prepaid subscriptions in 2017. *See US Wireless Market Outlook and Forecast 2018-2023*, Sheets 5 and 7.

[36] *See* FCC *Twentieth Report* ¶ 38; Morgan Stanley Research argues that a recent increase in new postpaid subscriptions has come in part from customer transitions from prepaid to postpaid plans: "In 1Q18 for example, the big four added 626k postpaid phone customers, more than 3x the adds in the prior year, despite factoring in 197k wireless adds gained by Comcast. We see a few factors driving this, most notably the strong economy which is increasing multiple device adoption and driving more eligible customers from prepaid to postpaid plans." Morgan Stanley Research, *5 Days and 5 Questions – Question #2: Will we see a return to wireless service revenue growth?*, at 2-3 (July 17, 2018).

[37] GSM Association, *Network Slicing Use Case Requirements*, at 11(April 2018), https://www.gsma.com/futurenetworks/wp-content/uploads/2018/07/Network-Slicing-Use-Case-Requirements-fixed.pdf.

[38] Cisco predicts that more than 63% of total internet protocol (IP) traffic will come from wireless and mobile devices by 2021. *See* Cisco, *Cisco Visual Networking Index: Forecast and Methodology*, *2016-2021*, at 2 (last updated Sep. 15, 2017), https://www.cisco.com/c/en/us/solutions/collateral/service-provider/visual-networking-index-vni/complete-white-paper-c11-481360.html.

[39] *See* IBISWorld, *Telecommunications Resellers in the US*, at 9 (Dec. 2017).

[40] *See Charter Reportedly Set to Launch $45-Per-Month Unlimited Wireless Service*, FierceWireless (June 5, 2018), https://www.fiercewireless.com/wireless/charter-reportedly-set-to-launch-5-per-mont-unlimited-wireless-service.

[41] *See* Morgan Stanley Research, *5 Days and 5 Questions – Question #2: Will We See a Return to Wireless Service Revenue Growth?*, at 2-3 (July 17, 2018).

[42] *Initiate Coverage of Ruckus Wireless with Buy Rating and $13 Target Ahead of Increased Operator Spending*.

[43] It is worth noting that cable operators already provide backhaul services to wireless operators.

[44] Charter Communications purchased Time Warner Cable and Bright House Networks in 2016. *See* Brian Stelter, *Bye, Bye Time Warner Cable. Hello Charter*, CNN (May 18, 2016), https://money.cnn.com/2016/05/18/media/time-warner-cable-charter/index.html.

[45] *See* Mike Dano, *Editor's Corner—Charter's Spectrum Mobile MVNO Almost a Mirror Image of Xfinity Mobile, with Slightly Higher Prices and Fewer Options*, FierceWireless (July 3, 2018), https://www.fiercewireless.com/wireless/editor-s-corner-charter-s-spectrum-mobile-mvno-almost-a-mirror-image-xfinity-mobile.

[46] Introducing Xfinity Mobile, Comcast Corporation, https://www.xfinity.com/learn/mobile-service (last accessed Aug. 19, 2018); *see also* Press Release, Comcast Corporation, *Comcast Introduces Xfinity Mobile: Combining America's Largest, Most Reliable 4G LTE Network and the Largest Wi-Fi Network* (Apr. 6, 2017), https://corporate.comcast.com/news-information/news-feed/comcast-xfinity-mobile.

[47] *See* Mike Dano, *Comcast's Xfinity Mobile Begins to Accelerate, but Analysts Remain Wary*, FierceWireless (July 26, 2018), https://www.fiercewireless.com/wireless/comcast-s-xfinity-mobile-begins-to-accelerate.

[48] *See* Diana Goovaerts, *Comcast Wireless Sub Growth Outpaces Rivals*, Mobile World Live (July 26, 2018), https://www.mobileworldlive.com/featured-content/top-three/comcast-wireless-sub-growth-outpaces-rivals/.

[49] *See id.*

[50] *See* Get Access to Free Spectrum WiFi Hotspots in Your State, Charter Communications, https://www.spectrum.com/free-wifi-hotspots.html (last visited Aug. 15, 2018).

[51] *See Cable WiFi Internet Access is Brought to Consumers Through a Collaboration Among U.S. Internet Service Providers*, Charter Communications https://www.spectrum.com/content/spectrum/residential/microsites/cablewifi/cablewifi.html (last visited Aug. 15, 2018).

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52 "The companies . . . have agreed to explore working together in a number of potential operational areas in the wireless space, including: creating common operating platforms; technical standards development and harmonization; device forward and reverse logistics; and emerging wireless technology platforms. The efficiencies created are expected to provide more choice, innovative products and competitive prices for customers in each of their respective footprints. Additionally, the companies have agreed to work only together with respect to national mobile network operators, through potential commercial arrangements, including MVNOs and other material transactions in the wireless industry, for a period of one year." Press Release, Comcast Corporation, *Comcast and Charter to Explore Operational Efficiencies to Speed Entry into Wireless Market* (May 8, 2017), https://corporate.comcast.com/news-information/news-feed/comcast-charter-wireless-efficiencies.

53 "When marketing the Wi-Fi hotspots, some MVPDs note the potential savings on mobile wireless bills from reduced roaming and usage minutes. A consortium, called Cable Wi-Fi, comprised of Bright House, Cox, Cablevision, Time Warner Cable, and Comcast, allows a subscriber of any of these cable MVPDs to access the hotspots of the other consortium members." *Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming*, Eighteenth Report, 32 FCC Rcd 568 ¶ 61 (2017) (quoting SNL Kagan, Cable TV Investors at 13 (Jan. 29, 2014)) ("*Eighteenth Video Competition Report*"). According to BTIG Research, the Cable Wi-Fi consortium had an estimated 500,000 public hotspots in 2016: "We estimate it would cost less than $250 million to double the coverage of the Wi-Fi consortium's outdoor locations, while still leveraging their existing miles of fiber and coax for backhaul and site locations. That is a small investment for cable operators that spend billions on capex each year and now face a new competitive threat from the wireless industry . . . ." *See Initiate Coverage of Ruckus Wireless with Buy Rating and $13 Target Ahead of Increased Operator Spending.*

54 *Comcast, Charter Announce Wireless Partnership*, Reuters (May 8, 2017), https://www.reuters.com/article/us-charter-commns-comcast-partnership/comcast-charter-announce-wireless-partnership-idUSKBN1841AQ.

55 *Charter Communications (CHTR) Q2 2017 Results*, Seeking Alpha (July 27, 2017), https://seekingalpha.com/article/4091430-charter-communications-chtr-q2-2017-results-earnings-call-transcript.

56 Press Release, Comcast Corporation, *Comcast and Charter Announce Mobile Operative Platform Partnership* (Apr. 20, 2018), https://corporate.comcast.com/press/releases/comcast-and-charter-announce-mobile-operating-platform-partnership.

57 Mike Dano, *Analyst: Cable MVNOs to Steal 50% of All Wireless Customer Additions by 2020*, FierceWireless (June 27, 2018), https://www.fiercewireless.com/wireless/analyst-cable-mvnos-to-steal-50-all-wireless-customer-additions-by-2020.

58 Mike Dano, *Editor's Corner—Sprint's MVNO for Altice Doesn't Fill the T-Mobile Merger Void*, FierceWireless (Nov. 6, 2017), https://www.fiercewireless.com/wireless/editor-s-corner-sprint-s-mvno-for-altice-doesn-t-fill-t-mobile-merger-void.

59 Mike Dano, *Altice: We Won't Lose Money on Mobile*, FierceWireless (Aug. 6, 2018), https://www.fiercewireless.com/wireless/altice-we-won-t-lose-money-mobile (emphasis added).

60 Similarly, Ericsson's 2016 Mobility Report states that video accounted for approximately half of all mobile traffic in 2016 and estimates that it will increase to around three-quarters of all mobile traffic by 2022. *See* LS telcom AG, *When Will Exponential Mobile Growth Stop?* (Oct. 9, 2017), https://tinyurl.com/yd2yclhwu.

61 Ofcom, *The consumer mobile experience: Measuring the consumer experience of using Android mobile services* (May 9, 2018), at 1.

62 *Visual Networking Index: Forecast and Methodology, 2016-2021.*

63 *See* Press Release, Comcast Corporation, *Comcast and Netflix Expand Partnership Following Successful Xfinity X1 Integration* (Apr. 6, 2017), https://corporate.comcast.com/news-information/news-feed/comcast-xfinity-mobile (*citing* NPD Group, *Smartphone Data Consumption Report* (Oct. 2016)).

64 Data usage was defined as a data download of at least 150KB or an upload of at least 100KB over a data network, whether cellular or Wi-Fi. *See* Nielsen, *What Drives Data Usage?* (Nov. 22, 2016), http://www.nielsen.com/us/en/insights/news/2016/what-drives-data-usage.html.

65 *Initiate Coverage of Ruckus Wireless with Buy Rating and $13 Target Ahead of Increased Operator Spending.*

66 Harold Furchtgott-Roth, *WiFi Helps Define the Relevant Market for Wireless Services* (forthcoming 2018).

67 What Are Xfinity WiFi Hotspots and How Do I Connect?, Comcast Corporation https://www.xfinity.com/mobile/support/article/221762167/what-are-xfinity-wifi-hotspots-and-how-do-i-connect (last accessed Aug. 19, 2018).

68 Walter Piecyk, *Will Comcast Use Its Fiber for A New Wireless Network?*, BTIG, at 1 (Jan. 3, 2017), http://www.btigresearch.com/2017/01/03/will-comcast-use-its-fiber-for-a-new-wireless-network/.

69 Walter Piecyk, *Comcast's Wireless Cash EBITDA Losses Up To $1.2 Billion as Sub Growth Stalls*, BTIG (July 26, 2018), http://www.btigresearch.com/2018/07/26/comcasts-wireless-cash-ebitda-losses-up-to-1-2-billion-as-sub-growth-stalls/.

70 *Id.*

71 *See Initiate Coverage of Ruckus Wireless with Buy Rating and $13 Target Ahead of Increased Operator Spending.*

72 *The Race to 5G: Exploring Spectrum Needs to Maintain U.S. Global Leadership Before the S. Comm. on Commerce, Science, and Transportation*, 115th Cong. 3 (2018) (statement of Craig Cowden, Senior Vice President of Wireless Technology, Charter).

73 Charter Communications News, *Charter Announces First Quarter 2018 Results* (Apr. 27, 2018), http://ir.charter.com/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=2345269. Altice has approximately five million customers. *See* Altice USA, Inc., 2018Q2 Form 10-Q, at 34 (Aug. 9, 2018).

74 Press Release, Comcast Corporation, *Comcast Reports 2nd Quarter 2018 Results* (July 26, 2018), https://www.cmcsa.com/news-releases/news-release-details/comcast-reports-2nd-quarter-2018-results.

75 *Eighteenth Video Competition Report* ¶ 52 (quoting SNL Kagan, Cable TV Investors at 14 (Mar. 29, 2016)).

40

See Jeffrey Prince and Shane Greenstein Does Service Bundling Reduce Churn? 23 J. of Econ. & Mgmt. Strategy 839 (2014). The FCC explains that “[i]n response to competition from OVDs [Online Video Distributors], slow growth in household incomes, and higher programming costs, MVPDs have begun offering ‘skinny’ video packages, which include a limited selection of channels with add-on options revolving around specific subscriber interests such as sports, children’s entertainment, or movies.” Eighteenth Video Competition Report 53. “MVPDs have also extended the availability of some of their programming to online video platforms, similar to those offered by OVDs, referred to as ‘TV Everywhere,’ services, which allow MVPD subscribers to access programming on Internet-connected devices. In addition, some MVPDs have begun offering online video services that do not require a subscription to a traditional MVPD service (e.g., DISH Network’s Sling TV, Verizon’s Go90, and AT&T’s DIRECTV NOW).” Id. 4. See Voluntary Relationships Among Mobile Network Operators and Mobile Virtual Network Operators: An Economic Explanation at 15. When an MVNO “imaginatively” bundles mobile services with other services, “it can create an important degree of product differentiation (to service narrower customer niches) that an ordinary reseller cannot.” Id. at 16. In 2016, Charter Communications purchased Time Warner Cable and Bright House Networks (which had held spectrum licenses as part of SpectrumCo until 2011). See Bye, Bye Time Warner Cable. Hello Charter. It may take some time for all 600 MHz markets to be cleared and for Comcast to deploy. Still, T-Mobile has already deployed 600 MHz in over markets, and by the end of 2018, plans to have deployed in approximately 10,000 sites. See Editor’s Corner—Charter’s Spectrum Mobile MVNO Almost a Mirror Image of Xfinity Mobile, with Slightly Higher Prices and Fewer Options. Mike Dano, Charter Hints at 25 Mbps Fixed Wireless Speeds using 3.5 GHz in Rural Areas, FierceWireless (Jan. 31, 2018), https://www. fiercewireless.com/wireless/charter-hints-at-25-mbps-fixed-wireless-speeds-using-3-5-ghz-rural-areas. See Editor’s Corner—Charter’s Spectrum Mobile MVNO Almost a Mirror Image of Xfinity Mobile, with Slightly Higher Prices and Fewer Options. Charter Communications (CHTR) CEO Thomas Rutledge on Q4 2017 Results, Seeking Alpha (Feb. 2, 2018), https://seekingalpha.com/ article/4142790-charter-communications-chtr-ceo-thomas-rutledge-q4-2017-results-earnings-call-transcript?part=single. Reply Comments of Charter Communications, Inc., GN Docket No. 17-258, at 2-4 (filed Jan. 29, 2018). Letter from Elizabeth Andrion, Senior [GRAPHIC APPEARS HERE] Vice President, Regulatory Affairs, Charter Communications, Inc., to Marlene H. Dortch, Secretary, FCC, GN Docket No. 17-258 (filed Mar. 1, 2018). See Monica Alleven, Charter Wants to Conduct GHz 5G Experiments in Florida, FierceWireless (Apr. 5, 2017), https://www.fiercewireless.com/ wireless/charter-wants-to-conduct-28-ghz-5g-experiments-florida; Dan Jones, Charter: To Live & 5(G) in LA, Light Reading (Apr. 5, 2018), https://www.lightreading.com/mobile/5g/charter-to-live-and-5(g)-in-la/d/d-id/742019; see also Description of Research Project, FCC Form 442, ELS File No. 0180EX-CN-2017 (granted May 11, 2017). Zero-Rating services and exclusive content agreements are examples of bundling of content and connectivity services and also demonstrate one dimension in which connectivity providers can differentiate their services from competitors.41

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communication was emailed to employees of Sprint:

Dear partners,

Last week gave us an exciting opportunity to hear from Marcelo and T-Mobile CEO John Legere at the Special Edition Town Hall. I think you will agree that Marcelo and John are passionate in their desire to get this deal done. There are obviously many questions that can’t be answered yet, but the meeting provided a great chance for us to get to know each other as we proceed into the next phase of the merger.

Sprint and T-Mobile find themselves in unique spectrum positions, and combining those assets in a merged company will allow us to build the industry’s best 5G network. The Town Hall allowed Marcelo to celebrate the top accomplishments in the past four years. It also gave John and Mike Sievert, T-Mobile president and chief operating officer, a chance to talk candidly about their vision for a combined company.

My feeling is that T-Mobile was impressed with the talent and engagement of our teams and that they left with a positive vibe. We spent a great deal of time in meetings over the course of two days, and it is clear that the lead teams of both companies will shape decisions together.

More than 11,000 Sprint partners joined the webcast online, on the phone, with the mobile app, or in person at the Overland Park auditorium and Winter Garden.

Thank you for creating such a positive atmosphere for our guests. John is clearly a charismatic and engaging leader, and it shows in the company and culture he has built. But I was really pleased to feel your Sprint energy and hometown pride.

Thank you to those who answered our Town Hall survey. More than 93 percent of survey respondents think the merger will allow us to create the best nationwide 5G network. Nearly 89 percent have confidence in John and Mike as leaders of the combined company, but only 56 percent believe that the merger will create thousands of jobs. It is interesting that 34 percent of you are still on the fence and reserving judgment on that same question. We know there’s more work to be done to convince you. Overall, I was pleased to see that 91 percent of you believe in the merits of the merger.

During the next phase of the merger, we will focus much more on the integration process. Many of you have feelings of anxiety about Sprint’s future and employment opportunities. I have asked all Sprint leaders to listen to their teams and welcome their questions. I am committed to working with John and Mike to address your feedback as soon as possible. You will have many more opportunities to ask questions and share your perspective as we work to integrate the two companies.

As Marcelo said, it is critically important to remember we are still competitors. Do not lose sight of that! Let’s work hard, execute our plan and deliver our subscriber and financial commitments in the third quarter. Our goal is to enter this merger with strong momentum. That will best position Sprint for any scenario and all of YOU to achieve your career goals.

Network showing tremendous progress

One of the reasons why T-Mobile is interested in a merger is because of our network potential and valuable spectrum holdings. The team has worked many long hours to build a robust, reliable 4G LTE Advanced network and to introduce 5G to consumers and businesses in the first half of 2019.

Congratulations to John Saw, chief technology officer, and his team for the soft launch of VoLTE in 15 markets. During the next few weeks, we will more than double the number of markets. John said Sprint would make HD-quality voice calls over a 4G LTE network available to customers by the fall of 2018, and he and the team made it happen! VoLTE will first roll out on postpaid and eventually be available for our wholesale and prepaid customers.

With VoLTE, customers can use voice and data simultaneously on select devices. Customers with VoLTE-enabled phones in our soft-launch markets will be able to select VoLTE for their voice service. Apple Watch 3 and Apple Watch 4 were VoLTE-enabled in mid-September to coincide with launch of Apple Watch OS 5, and Samsung Galaxy S8/S8 Plus have joined the list of VoLTE-enabled devices.

Other devices will be rapidly added to our list during the next few months. And, of course, all new phones will be supported directly in the new VoLTE core. This approach allows us to properly migrate customers’ devices before our nationwide commercial launch in 2019.

Some of you have asked why it took so long to introduce our VoLTE service. As with any product, service or technology that we bring to market, it’s important that we take appropriate steps to make sure the experience will be great for our customers.

You should also know we used the same virtual platform server to introduce VoLTE that we used a couple of weeks ago for the launch of the iPhone XS and iPhone XS Max. And in both cases it was very successful!

Ookla scores continue to rise

Speaking of success, we received the latest results for Speedtest Intelligence data from Ookla, and Sprint again showed tremendous progress.

Our national average download speed increased 31.5 percent year over year – the highest improvement of the four major carriers from September 2017 through September 2018.

We are significantly closing the gap with our competitors, but we remain in fourth place and our competition is not slowing down. However, I’m confident our speeds will continue to improve.

After a relatively flat 2016, we saw an uptick in early 2017 and have now seen improvements in most monthly and quarterly scores since then. Many of those increases can be attributed to triband upgrades – putting all three spectrum bands on our macro sites – along with rolling out more 2.5 GHz antennas, and adding more indoor and outdoor 2.5 GHz small cells.

Based on the fastest average download speeds, Sprint is #1 in 123 cities, including Seattle, Denver, Honolulu and Reston, our largest employee base outside of Overland Park. It is our best ranking ever for first-place city wins! That’s super work by the Network team in strengthening our 4G LTE Advanced network across the country.

. . .

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.